
07048298


SANCTITY OF CONTRACT

stewart

Stewart Information Services Corporation

2006 Annual Report



Stewart is here

About the Cover

In the shadow of San Francisco's Golden Gate Bridge, the Stewart Title of California – San Francisco Presidio Center office is situated in the Letterman Digital Arts Center, a massive development on 15 acres of the historic Presidio. From coast-to-coast and around the world – for every step of the real estate transaction, Stewart is here.



Table of Contents

About the Company

Stewart Information Services Corporation *(NYSE-STC)* is a customer-oriented, technology-driven, strategically competitive, real estate information and transaction management company. Stewart provides title insurance and related information services required for settlement by the real estate and mortgage industries through more than 9,500 policy-issuing offices and agencies in the United States and international markets. Stewart also provides post-closing lender services, automated county clerk land records, property ownership mapping, geographic information systems, property information reports, flood certificates, document preparation, background checks and expertise in tax-deferred exchanges. More information can be found at www.stewart.com.

Financial Highlights

	2006	2005
Per share amounts:		
Net earnings - diluted	$ 2.36	$ 4.86
Book value	44.00	42.21
Market price at December 31	43.36	48.67
Price range for the year		
High	54.85	53.01
Low	32.87	34.70
Amounts in millions:		
Revenues	$ 2,471.5	$ 2,430.6
Net earnings	43.3	88.8
Total assets	1,458.2	1,361.2
Stockholders' equity	802.3	766.3

The year 2006 was challenging for housing in many markets, as the long-predicted slowdown finally took hold. Home sales declined 27 percent in Orange County, California, 5 percent in Denver, Colorado, and 37 percent in West Palm Beach/Boca Raton, Florida. Despite such a downturn, 2006 was the third-best year ever for nationwide existing home sales. Stewart continued its growth, reaching a record high $2.5 billion in revenues.

Stewart invested heavily in data centers and technology in 2006 and will continue into 2007. While we had disappointing margins this year, our technology investment in the long run will increase our productivity, offering a reduction in labor costs and substantial improvement in customer service – thus increasing our profitability.

2006 Highlights: International, Commercial, Reorganization, Directors and Compliance

Dramatic gains in the international and commercial arenas of our business were important accomplishments in 2006.

We have gained substantial traction in our international operation, reorganized just before the year began. While this operation currently generates a small percentage of our revenue, we see growth in the international arena as crucial to our future. Our growth in Canada, Central and Eastern Europe and Latin America – especially Mexico – deserves notice.

Our commercial business continues to thrive, with revenue from complex multi-site, multi-state transactions more than tripling since 2000. These transactions call for special underwriting and closing expertise provided by our National Title Services (NTS) group.

We spent $81 million on strategic acquisitions and additional ownership in existing affiliates, and are looking at attractive acquisitions for 2007. Noteworthy 2006 acquisitions were made in New York, Texas, Colorado, Florida and Michigan. These acquisitions add profitable operations in regions where demographics are attractive for growth, providing a means to notably improve our profitability.

Two sizeable reorganizations were implemented in 2006 to drive sales of our technology and title information services.

Stewart Transaction Solutions was formed from the combination of Landata Systems Inc. and Stewart Realty Solutions. The new company focuses on providing industry-leading e-solutions for the real estate transaction process, with key technologies including SureClose®, eClosingRoom™, AIM® and TitleSearch®.

The new PropertyInfo® Corporation combined several Stewart real estate information (REI) subsidiaries. The company's goal is to be a leading online provider of integrated REI and technology to real estate professionals and title agencies.

In January 2007, we sold GlobeXplorer® and its subsidiary AirPhotoUSA® to DigitalGlobe®. We will maintain our supplier connection with these companies to provide digital imagery content to our real estate information businesses.

Stewart appointed three new advisory directors to its board, Catherine A. Allen, CEO of BITS, a part of The Financial Services Roundtable; Thomas G. Apel, president of Intrepid Ideas, Inc., a financial services and real estate finance strategy consulting firm; and former Oklahoma Governor Frank Keating, president and CEO of The American Council of Life Insurers.

Finally, in an increasingly challenging environment for the title industry, Stewart maintained its standards of compliance with state and federal regulations, particularly RESPA. We continue to employ straightforward practices in providing title insurance, escrow and closing services to our customers. We were especially proud to be named to FORTUNE magazine's annual



Malcolm S. Morris



Stewart Morris, Jr.

list of "America's Most Admired Companies," landing as number four on the "mortgage services" industry list. Stewart was the highest-ranked title insurance company on the list, receiving high marks for use of corporate assets and financial soundness.

Financial Summary

Overall, we operated in a difficult environment in 2006. Interest rates for 30-year fixed-rate mortgages were higher in 2006 than in 2005. Existing home sales declined 8 percent and revenues from refinancing transactions declined 29 percent. This year was noteworthy due to the fluctuations in real estate markets from state to state. Some markets, like California, were off significantly, while other states, like Texas, were strong.

Our revenues of $2.5 billion were about the same level as 2005. Decreases in revenues from our direct operations were offset by significant increases in revenues from our agency operations, commercial transactions and acquisitions. Our international operations, particularly Canada, demonstrated substantial growth.

Our profit margins declined in 2006 as a result of a higher proportion of our business coming from lower-margin agency operations, combined with continued spending on technology development initiatives. We continued to monitor changes in transaction volume and reduced staffing in our direct offices where markets declined. Although increasing for the year, employee costs declined in the fourth quarter of 2006 compared with the third quarter reflecting our continued efforts to reduce staffing in certain declining markets. Provisions for policy losses as a percentage of title revenues increased in 2006 as a result of a higher loss experience.

Outlook

Existing home sales are stabilizing as moderate mortgage interest rates and lower prices coax buyers off the sidelines. New home starts are sharply lower and Fannie Mae is projecting a drop in mortgage origination volume for 2007. We will continue growing our business, especially in the higher-margin commercial arena where markets nationwide are seeing record investment.

Stewart will promote its position as an innovator in the electronic real estate transaction. We provide solutions for the critical elements of the e-transaction process, from electronic mortgage documents through the electronic vault solution to house the e-note. Our e-signature solution supports the lender side and with the early 2007 acquisition of Reveal Systems Inc., we now support the real estate professional from listing and purchase agreement forms through the e-closing, e-recording and electronic vault solution.

We thank our associates for their hard work, our customers for their business, and our shareholders for their confidence in us.

Malcolm S. Morris
Chairman of the Board and
Co-Chief Executive Officer

Stewart Morris, Jr.
President and
Co-Chief Executive Officer

For residential and commercial real estate customers; for title agency underwriting and technology; for minority and underserved home buyers; in New Mexico, Nevada, Maine, New York, Central America and hundreds of places across the nation and the world –

Stewart is here



Working to convert paper policies to images are Stewart's Policy Services Senior Team Lead Stephen Clayton and Director Stanley Speer.



The addition of Monroe Title Insurance Company led by President Thomas Podsiadlo and Underwriting Vice President Barry Baloneck has expanded Stewart's coverage in New York.

Stewart National Title Services handled underwriting and closing for the 1301 Fannin building in Houston.

Real estate is incredibly important to the national economy: one in every eight jobs in the United States is sourced in the real estate industry. It is also crucial to our peace of mind and our unique culture. Because what's more satisfying than turning the key on the door of your own home – or your own business? Once, you built your blacksmith shop next door or lived upstairs from your small grocery. Today, you have a gallery in your live/work townhome or buy shares in a real estate investment trust (REIT). The ability to own your home and business is the American dream. And while we don't build, finance or broker, Stewart is an integral part of the real estate transaction process. We enhance it for buyers and sellers – and for builders, developers, lenders, attorneys, real estate agents, settlement service providers and county recorders. We enable the transaction in thousands of communities across the nation and the world.

Stewart is here. Grounded in trust.


MANDALAY BAY

Marketing Director Glenn Barton and SureClose Specialist Karyn Keehr are driving forces for Stewart Title of Nevada's use of SureClose. An Exemplary Technology Site, the office services Las Vegas, Summerlin and Henderson.

ewart
center)

s offices
t Maine.

Managing the real estate transaction for buyers and sellers nationwide

An article written by a national trade publication in 2000 was headlined, "If title insurance didn't exist today, we'd have to invent it." That statement still holds true today, as title companies provide title insurance, escrow and closing services through owned offices and independent agencies all across the country.

But what a home buyer or seller sees at the closing is only a small portion and the results of a larger property transfer process implemented by the title industry. When a contract is accepted on a listing and placed into escrow, the title company first examines public and private land record systems for the history of the property. In some jurisdictions, those records may be partially computerized; in many, they are not.

Title companies and attorneys then identify and help correct problems related to property ownership such as releases and/or pay-offs for prior or existing mortgages, unpaid child and spousal support liens and other judgments. The American Land Title Association found that in 2005, title problems occurred in 36 percent – or more than one out of three – of all new and resale home and refinance transactions. That figure is up from 25 percent in 2004.

The process of performing title searches and curing title problems does not come cheap. Industry studies find that title insurers spend an average of 92 cents out of every premium dollar as their cost of doing business.

The title industry also provides escrow services to disburse funds between all parties involved in the real estate transaction. Using the HUD-1 settlement statement as a guide for residential transactions, the escrow agent, title company or attorney ensures that the earnest money, existing and new loan amounts and fees, taxes and recording fees, broker commissions, hazard and title insurance payments and more are prorated correctly and paid to all appropriate parties.

Acting as the transaction manager, the title industry also oversees the accumulation, execution and recording of necessary documents for all parties. At Stewart, this function is handled online by SureClose®, the industry-leading online transaction management system, as well as by eClosingRoom™ and Landata e-Link™ recording software.

Finally, the transaction is insured. While the majority of problems are rectified in the process, claims still result from unknown heirs, forgery and inaccurate public records. Where there is title insurance coverage, a policy offers financial protection for the cost of a one-time premium. The title insurer defends the title, and either perfects the title or pays valid claims to the covered homeowner, lender or both.

Title companies paid $916.4 million in claims in 2005, up from $699.9 million in 2004. Stewart Title Guaranty Company itself paid $89.5 million in claims in 2006. This is up from $67.2 million the previous year.



Real estate agent Maggie Simon of Tierra Verde Realty of Florida uses SureClose as a Web-based application for all her real estate files. Her use of technology helped her triple her sales volume and saves her 10 hours a week.

The title industry is truly the "engine inside" a real estate transaction, establishing and insuring the status of title, expediting the process, reducing mortgage rates and enabling the secondary mortgage market, thereby freeing up capital in the economy. Without title insurance and the industry that provides it, buying and selling property would be cumbersome and risky. An American invention, title insurance is a key component of the nation's prosperous real estate market – one the world seeks to emulate.

Making the paperless real estate transaction a reality

Stewart unveiled its electronic mortgage (e-mortgage) solution at the Mortgage Bankers Association Annual Convention & Expo in October 2006, offering e-closing, e-signature, e-notarization, MERS® e-note registration, electronic vault management and e-recording to the lending industry. Stewart is one of only a few companies that has the resources to deploy, support and maintain a secure, scalable and legally compliant e-mortgage solution.

The foundation for a "paperless" transaction process was laid in 1999 by the enactment of the Uniform Electronic Transaction Act (UETA) and by the 2000 "E-SIGN Act", permitting electronic closings and electronic mortgage data delivery. Streamlining the inefficient and fragmented mortgage closing and delivery process could reduce the cost of loans for borrowers, primarily by producing "clean data" at the closing. More importantly for lenders, real estate professionals and Stewart Title, improving the real estate transaction process enhances the ability to retain their customers – home buyers and sellers – for repeat business as well as for cross-selling other products and services.

E-closings continue to be novel, but progress is evident, with thousands of electronic mortgages having now been sold

Pictured in a historic bank vault, architects of Stewart's electronic vault solution to house the e-mortgage note are focused on the future (l-r): Stewart's Tim Anderson and Darren Ross, Silanis Technology CTO Robert Y. Al-Jarr and Michael Laurie, vice president and co-founder.







Implementing e-closings (l-r): Stewart's Charles Epperson, David Richey of First Republic Mortgage, Stewart's Nancy Pratt, Diana Ringer of Trustcorp Mortgage and Krystal Hunter of Stewart Title Services of Indiana.

to Fannie Mae. Stewart teamed up on June 6-7 with First Republic Mortgage Corporation and Trustcorp Mortgage Company for three Indiana e-closings and Stewart's first e-notarization within a closing transaction, all using SureClose and eClosingRoom. A 73-year-old Indianapolis widow and admitted non-computer user was the first buyer to e-close, participating because, "It was going to be quicker and I would only have to sign once." Jane Ratliff closed in only 13 minutes, going online at her daughter's house the night before to review the closing documents and pre-sign those not needing notarization. First Republic and Trustcorp are now doing e-closings with Stewart on a production basis, as is the Texas Dow Employees Credit Union in Lake Jackson, south of Houston.

Before using SureClose for e-closings, Stewart used the system (integrated with its AIM® title production system) to take its title offices paperless. The Exemplary Technology Site program within Stewart Title recognizes affiliates and independent agencies that use the full suite of Stewart technology products to improve their office processes and efficiencies at an optimum level. To qualify, the office president and staff also must have an overall positive attitude toward advancing technology; have current process flows and technology business plans including business continuity plans; report title insurance policies electronically, and be highly productive and profitable.

Electronic policy reporting benefits both title agencies and underwriters. Historically, title agencies have manually produced copies of all their policies and registers and mailed them to Stewart Title Guaranty Company (STGC). Today, many are sent electronically via products such as AIM, Policy Register, PRISM™ and Stewart Policy Exchange. The remaining policies and registers that are sent manually to STGC Policy Services will be scanned up-front. In addition to reducing duplicate data entry, Policy Services estimates a savings of between 5 and 10 percent just by eliminating the movement of paper throughout the process.

Taking real estate information and images online

In an age where real estate has become the national pastime, Web sites such as Google™ Earth and Microsoft®'s Windows Live™ Local provide an interactive experience based on mapping and aerial imagery. "Mashups" combine Web resources such as property listings data with mapping tools to produce a new tool or application.

Through its Web portal, PropertyInfo.com, Stewart integrates owned and third-party data with processing applications to provide powerful real estate information solutions for title agencies and for residential and commercial real estate professionals. For example, PropertyInfo.com teamed with Stewart Re-Source to enhance Property Profiles, its property information analysis tool. Incorporating a "click-and-drag" mapping component, Property Profiles now offers various selection tools to click and measure land area or to select all properties within a certain radius touching a subject property.

Describing the value of a new integration with Stewart Re-Source, a Stewart subsidiary specializing in Internet-based commercial data solutions, Xceligent Inc. CEO/founder Douglas J. Curry said, "Google, Microsoft and others have only half the equation. Stewart is the first


EXEMPLARY
06
Exemplary
Technology Site
stewart

Stewart Title of Snohomish County in Everett, Washington, is a paperless office using SureClose and electronic closings. Leading the office's efforts are President Carl Jorgensen and Office Automation Coordinator Lindsey Brandt.

to provide aerials with parcel boundaries tied into the assessor's ownership information." The relationship will provide integrated map-based market intelligence for users of Xceligent's commercial real estate property and listings services.

Stewart subsidiary Ultima Corporation's eTitleSearch®.com is another Web portal for publishing land records and title plant information. Its customers represent 91 counties across the nation, with subscribers and users including title and mortgage companies, banks, and members of the public accessing records via counties that subscribe. After surpassing 1 million online transactions in 2005, eTitleSearch processed 5.4 million transactions in 2006.

Counties and their taxpayers also benefit from e-STAR Plus™, a comprehensive "Solution for Total Automation of Records" (STAR) for county clerks and recorders. A product of Landata Technologies Inc., e-STAR Plus includes Internet access and an e-commerce module allowing the public to purchase officially recorded documents. Other modules offer recording, imaging, records retrieval, e-recording, automatic fee and tax calculations, batch processing and disaster recovery support.



Leaders in Stewart's multicultural marketing efforts are Tammy Perez-Baca in the Mountain States and Alan Thompson in the Southeast. Members of the Multicultural Markets Council work to boost home ownership in their regions.

Helping multicultural home buyers achieve the American dream

Introducing a study sponsored by the Mortgage Bankers Association (MBA), the group's Doug Duncan remarked, "It has been said that demographics are the future that has already happened and demographic changes are one of the most powerful forces impacting the residential and commercial real estate and real estate finance markets." The MBA study conducted by the Brookings Institution analyzed two components transforming the U.S. population over the next several decades, one of which is the immigration of Hispanics and Asians. A significant finding was the greater dispersion of Hispanics across the nation: in 1990, Los Angeles and New York were home to nearly three in 10 Hispanics. In 2005, L.A. and New York were home to only 22 percent of Hispanics, and nearly one-third of all U.S. counties had at least 5 percent of their population that was Hispanic. Multicultural home buyers are no longer found only in large "gateway" cities, but in cities and towns of all sizes nationwide.

Stewart kicked off its formal multicultural marketing effort in 2004 with the appointment of a national director and advisory council. This group has worked diligently to build relationships with trade associations representing real estate agents and brokers who assist African-American, Asian, Hispanic and other multicultural and underserved home buyers. In 2006, efforts took more of



Using a module of the e-STAR Plus system, Harris County, Texas, is set to become the nation's leading e-recording site, led by County Clerk Beverly Kaufman. She stands with Landata Technologies' Steve Sexauer and Scott Fausto.



wwwPOLUS CITY CENTER
Coca-Cola
Carrefour

an educational focus, with seminars, Web sites and marketing of targeted products and services aimed toward multicultural real estate professionals – such as Property Profiles, which is available in 14 languages through PropertyInfo.com. Stewart also is assembling a database of bilingual associates in its title offices across the country and has offices and branches in California, Colorado, Florida and Texas designed specifically to accommodate the Hispanic and Asian communities in buying and selling homes.

Stewart is taking secure land ownership to the world

An American invention, title insurance came into use when building and real estate activities sharply increased in preparation for Philadelphia's Centennial Exposition of 1876. However, a finely tuned 130-year-old industry is still a baby when compared to entities overseeing land ownership around the world.

Before Stewart does business in any country outside the United States, it consults with local experts to determine what will best assist the protection and promotion of private land ownership in that country. Sometimes the potential customer is a U.S. company or individual seeking to purchase property abroad. Sometimes it is a local business seeking to simplify the land conveyance process or make it safer. Sometimes it is a government developing an automated public land records system or looking to promote a primary or secondary mortgage market.

Stewart's international products and services generally fall into three categories: title assurance, escrow and governmental real-property solutions. Title assurance protects developers, investors and second-home buyers through title guarantees or title insurance policies, depending upon local laws and procedures. In some jurisdictions, title registries may offer some protection to purchasers, and in others, buyers may have to rely on legal opinions based on excerpts from official title records. Stewart policies provide owner and lender coverages against losses from various covered risks. In addition, "gap coverage" – popular in many countries using a registry system – is a contract of indemnity assuring the lender its mortgage will be recorded in the registry and that it will have the appropriate priority position during the period between the application date and the mortgage registration.

To illustrate the value of title assurance, Stewart Title Latin America (STLA) has been writing title guarantees for 10 years in Costa Rica, a country with a highly respected registry system. Several years ago, a false deed was accepted and recorded by the registry on a well-located property. Five years later, the purported owner went to a lender and used the property as collateral. The lender required a title guarantee, which STLA issued after a public records search. When the "owner" defaulted on the loan, the lender went to court and the false document was discovered. STLA paid the lender $210,000 on the covered loss and is pursuing a judgment against the "owner."

Another service, escrow, taken for granted in the United States, is where a title or escrow company or lawyer provides safe distribution of transaction funds. Utilizing Stewart's escrow services in an international transaction provides cost-effective security when a buyer or seller is not familiar or comfortable having funds deposited with an unfamiliar attorney or bank.

As an expert on title registration and land law, Stewart's international group also offers consultation services to governments as well as its acclaimed suite of e-government software, *landfolio*®. A multilingual and flexible system utilizing best practices registration procedures, *landfolio* automates and integrates property registries, cadastral mapping and property taxation functions.

A Western-style shopping mall in Slovakia, Polus City Center was one of 20 hypermarket-retail centers in a cross-border transaction for Bainbridge Retail Properties, a fund managed by Aerium. Stewart Title Ltd. has underwritten many major title-insured transactions in Central Europe.

Stewart Title Guaranty Company
Stewart Title Insurance Company

Principal Underwriters of Stewart Information Services Corporation

Unconsolidated Statutory Balance Sheets (Unaudited)

From statutory Annual Statements as filed

December 31, 2006	Stewart Title Guaranty Company	Stewart Title Insurance Company
	($000 omitted)	
Admitted assets		
Bonds	439,528	47,927
Stocks – investments in affiliates	440,060	13,958
Stocks – other	31,123	–
Cash and short-term investments	59,900	4,751
Title plants	3,481	1,571
Title insurance premiums and fees receivable	41,822	1,685
Other	23,961	2,584
	1,039,875	72,476
Liabilities, surplus and other funds		
Reserve for title losses	68,101	9,767
Statutory premium reserve	416,857	24,574
Other	46,408	7,302
	531,366	41,643
Surplus as regards policyholders (Note)	508,509	30,833
	1,039,875	72,476

Consolidated stockholder's equity (unaudited), based on U.S. generally accepted accounting principles (GAAP), for Stewart Title Guaranty Company at December 31, 2006 ($000 omitted) 706,607

Note: The amount shown above for stockholder's equity exceeds policyholders' surplus primarily because under GAAP the statutory premium reserve and reserve for reported title losses are eliminated and estimated title loss reserves are substituted, net of applicable income taxes.

Stewart Title Guaranty Company
Statutory Policyholders' Surplus Growth

(In $ millions)

32 consecutive years of statutory policyholders' surplus growth – unmatched in the title industry.



550
500
450
400
350
300
250
200
150
100
50
0
6 7 8 10 12 12 12 14 17 21 24 44 45 61 62 63 65 87 114 120 126 134 145 184 194 195 243 309 375 418 488 509
'75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Customers. The primary sources of title business are attorneys, builders, developers, home buyers, lenders and real estate brokers. No one customer was responsible for as much as 10% of our title operating revenues in any of the last three years. Titles insured include residential and commercial properties, undeveloped acreage, farms, ranches and water rights.

Service, location, financial strength, size and related factors affect customer acceptance. Increasing market share is accomplished primarily by providing superior service. The parties to a closing are concerned with personal schedules and the interest and other costs associated with any delays in the settlement. The rates charged to customers are regulated, to varying degrees, in many states.

Financial strength and stability of the title underwriter are important factors in maintaining and increasing our agency network. Among the nation's leading title insurers, we earned one of the highest ratings awarded by the title industry's leading rating companies. Our principal underwriter, Stewart Title Guaranty Company (Guaranty) is currently rated A" by Demotech, Inc., A+ by Fitch and A by Lace Financial.

Market share. Title insurance statistics are compiled quarterly by the title industry's national trade association. Based on 2006 unconsolidated statutory net premiums written through September 30, 2006, Guaranty is one of the leading title insurers in the United States.

Our principal competitors include Fidelity National Financial, Inc., The First American Corporation and LandAmerica Financial Group, Inc. Like most title insurers, we also compete with abstractors, attorneys who issue title opinions and attorney-owned title insurance funds. A number of homebuilders, financial institutions, real estate brokers and others own or control title insurance agencies, some of which issue policies underwritten by Guaranty. This controlled business also provides competition for our offices. We also compete with issuers of alternatives to title insurance products, which typically provide more limited coverage and less service for a smaller fee.

Title revenues by state. The approximate amounts and percentages of consolidated title operating revenues for the last three years were:

	Amounts ($ millions)			Percentages		
	2006	2005	2004	**2006**	2005	2004
Texas	**321**	292	269	**14**	13	13
California	**317**	367	353	**13**	16	17
Florida	**280**	245	175	**12**	11	8
New York	**180**	159	154	**8**	7	7
All others	**1,253**	1,251	1,131	**53**	53	55
	2,351	2,314	2,082	**100**	100	100

Regulations. Title insurance companies are subject to comprehensive state regulations covering premium rates, agency licensing, policy forms, trade practices, reserve requirements, investments and the transfer of funds between an insurer and its parent or its subsidiaries and any similar related party transactions. Kickbacks and similar practices are prohibited by most state and federal laws.

Real Estate Information

The real estate information segment primarily provides electronic delivery of data, products and services related to real estate. Stewart Lender Services (SLS), formerly Stewart Mortgage Information Company, is one of the companies in the REI segment that offers origination and post-closing services to residential mortgage lenders. These services include providing flood certificates, credit reports, traditional and automated property valuations, initial loan disclosures and electronic mortgage documents, property information reports and tax services. SLS also offers post-closing outsourcing services for lenders, including document review, investor delivery, FHA/VA insuring, document retrieval, preparation and national recordation of assignments, lien releases and security interests, collateral reviews and loan pool certifications. In addition, other companies within the real estate information segment provide diverse products and services related to automated mapping projects and geodetic positioning; real estate database conversion, construction, maintenance and access; automation for government recording and registration; criminal, credit and motor vehicle background checks and pre-employment screening services; and Internal Revenue Code Section 1031 (Section 1031) tax-deferred property exchanges.

The introduction of automation tools for title agencies is an important part of the future growth of the REI companies. Web-based search and examination tools developed by Ultima Corporation and PropertyInfo® Corp. are designed to increase the processing speed of title examinations by connecting all aspects of the title examination process to proprietary title plant databases and directly to public record data sources. Accessible through www.PropertyInfo.com, a title examiner can utilize Advanced Search Analysis and TitleSearch® Pro (formerly SearchManager) for the search, examination and production of title reports, thus eliminating the steps and inefficiencies associated with traditional courthouse searches. As a result of our purchase of certain assets of CST Title Abstract, LLC, Advanced Title Search (ATS) is now offered via www.PropertyInfo.com. ATS provides broader access to data available directly from public records in a growing number of counties nationwide. In January 2007, Stewart REI Group sold its aerial photography and mapping businesses, GlobeXplorer® and AirPhotoUSA® to DigitalGlobe® and entered into agreements with these companies to continue to provide spatial and digital imagery through www.PropertyInfo.com.

Factors affecting revenues. As in the title segment, REI revenues, particularly those generated by lender services and tax-deferred exchanges, are closely related to the level of activity in the real estate market. Revenues related to many services are generated on a project basis. Contracts for automating government recording and registration systems and mapping projects are often awarded following competitive bidding processes or after responding to formal requests for proposals.

Companies that compete with Stewart's REI companies vary across a wide range of industries. In the mortgage-related products and services area, competitors include the major title insurance underwriters mentioned under "Title – Market share", as well as entities known as vendor management companies. In some cases the competitor may be the customer itself. For example, certain services offered by SLS can be, or historically have been, performed by internal departments of large mortgage lenders.

Another important factor affecting revenues is the advancement of technology, which permits customers to order and receive timely status reports and final products and services through dedicated interfaces with the customer's production systems or over the Internet. The use of websites, including www.stewart.com and www.PropertyInfo.com, allows customers easy access to solutions designed for their specific industry.

Customers. Customers for Stewart's REI products and services include mortgage lenders and servicers, mortgage brokers, government entities, commercial and residential real estate agents, land developers, builders, title insurance agencies, and others interested in obtaining property information (including data, images and aerial maps) that assist with the purchase, sale and closing of real estate transactions and mortgage loans. Other customers include accountants, attorneys, investors and others seeking services for their respective clients in need of qualified intermediary (Section 1031) services and employers seeking information about prospective employees. No one customer was responsible for as much as 10% of our REI operating revenues in any of the last three years.

Many of the services and products offered by our REI segment are used by professionals and intermediaries who have been retained to assist consumers with the sale, purchase, mortgage, transfer, recording and servicing of real estate-related transactions. To that end, timely and accurate services are critical to our customers since these factors directly affect the service they provide to their customers. Financial strength, marketplace presence and reputation as a technology innovator are important factors in attracting new business.

General

Technology. Our automation products and services are increasing productivity in the title office and speeding the real estate closing process for lenders, real estate professionals and consumers. Before automation, an order typically required several individuals to manually search the title, retrieve and review documents and create the title policy commitment. Today, on a normal subdivision file, and in some locations where our systems are optimally deployed, one person can receive the order electronically, view the prior file, examine the indexed documents, prepare the commitment and deliver the finished title insurance product.

We have deployed SureClose®, our transaction management platform, which gives consumers online access to their closing file for more transparency of the transaction during the closing process. SureClose also gives lenders, real estate professionals and settlement service providers the ability to monitor the progress of the transaction; view, print, exchange and download documents and information; and post and receive messages and receive automatic event notifications. Enhancing the seamless flow of the title order, SureClose is also integrated with Stewart's AIM® title production system. The final commitment, as well as all other closing documents, is archived on SureClose to create a paperless office.

Our platform for electronic real estate closings, eClosingRoom™, was the industry's first e-closing system and is integrated with our SureClose production system. In addition, we are implementing systems that further automate the title searches through rules-based processes.

Trademarks. We have developed numerous automation products and processes that are crucial to both our title and REI segments. These systems automate most facets of the real estate transaction. Among these trademarked products and processes are AIM®, eMortgageDocs®, E-Title®, FileStor®, PropertyInfo®, Re-Source®, SureClose®, TitleLogix® and Virtual Underwriter®. We consider these trademarks, which are perpetual in duration, to be important to our business.

Employees. As of December 31, 2006, we and our subsidiaries employed approximately 9,900 people. We consider our relationship with our employees to be good.

Available information. We file annual, quarterly and other reports and information with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 (Exchange Act). You may read and copy any material that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain additional information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and other information statements, and other information regarding issuers that file electronically with the SEC, including us.

We also make available, free of charge on or through our Internet site (www.stewart.com) our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Code of Ethics and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 1A. Risk Factors

You should consider the following risk factors, as well as the other information presented in this report and our other filings with the SEC, in evaluating our business and any investment in our company. These risks could materially and adversely affect our business, financial condition and results of operations. In that event, the trading price of our Common Stock could decline materially.

If adverse changes in the levels of real estate activity occur, our revenues will decline.

Our results of operations and financial condition are affected by changes in economic conditions, particularly mortgage interest rates. Our revenues and earnings have fluctuated in the past and we expect them to fluctuate in the future.

The demand for our title insurance and real estate information services depends in large part on the volume of residential and commercial real estate transactions. The volume of these transactions historically has been influenced by factors such as mortgage interest rates and the overall state of the economy. Typically, when interest rates are increasing or when the economy is experiencing a downturn, real estate activity declines. As a result, the title insurance industry tends to experience decreased revenues and earnings. Increases in interest rates also may have an adverse impact on our bond portfolio and interest on our bank debt.

We have benefited from a low mortgage interest rate environment and an increase in home prices in recent years. A reversal of these trends could adversely affect our revenues and earnings absent increases in market share, which cannot be assured.

Competition in the title insurance industry affects our revenues.

Competition in the title insurance industry is strong, particularly with respect to price, service and expertise. Larger commercial customers and mortgage originators also look to the size and financial strength of the title insurer. Although we are one of the leading title insurance underwriters based on market share, Fidelity National Financial, Inc., The First American Corporation and LandAmerica Financial Group, Inc. are each substantially larger than we are. Their holding companies have significantly greater capital than we do. Although we are not aware of any current initiatives to reduce regulatory barriers to entering our industry, any such reduction could result in new competitors, including financial institutions, entering the title insurance business. Competition among the major title insurance companies and any new entrants could lower our premium and fee revenues. From time to time, new entrants enter the marketplace with alternative products to traditional title insurance, although many of these alternative products have been disallowed by title insurance regulators. These alternative products, if permitted by regulators, could adversely affect our revenues and earnings.

Rapid technological changes in our industry require timely and cost-effective responses. Our earnings may be adversely affected if we are unable to effectively use technology to increase productivity.

Technological advances occur rapidly in the title insurance industry as industry standards evolve and title insurers frequently introduce new products and services. We believe that our future success depends on our ability to anticipate technological changes and to offer products and services that meet evolving standards on a timely and cost-effective basis. Successful implementation and customer acceptance of our technology-based services, such as SureClose, will be crucial to our future profitability, as will increasing our productivity to recover our costs of developing these services. There is a risk that products and services introduced by our competitors, or advances in technology, could reduce the usefulness of our products and render them obsolete.

Our claims experience may require us to increase our provision for title losses or to record additional reserves, either of which could adversely affect our earnings.

Estimating future loss payments is difficult, and our assumptions about future losses may prove inaccurate. Claims are often complex and involve uncertainties as to the dollar amount and timing of individual payments. Claims are often paid many years after a policy is issued. From time to time, we experience large losses from title policies that have been issued, which require us to increase our title loss reserves. These events are unpredictable and adversely affect our earnings.

Our growth strategy will depend in part on our ability to acquire and integrate complementary businesses.

As part of our overall growth strategy, we selectively acquire businesses and technologies that will allow us to enter new markets, provide services that we currently do not offer or advance our existing technology. Our ability to continue this acquisition strategy will depend on our success in identifying and consummating acquisitions of businesses on favorable economic terms. The success of this strategy will also depend on our ability to integrate the operations, products and personnel of any acquired business, retain key personnel, introduce new products and services on a timely basis and increase the strength of our existing management team. Although we actively seek acquisition candidates, we may be unsuccessful in these efforts. If we are unable to acquire appropriate businesses on favorable economic terms, or at all, or are unable to introduce new products and services successfully, our business, results of operations and financial condition could be adversely affected.

We rely on dividends from our insurance underwriting subsidiaries. Significant restrictions on dividends from our subsidiaries could adversely affect our ability to make acquisitions.

We are a holding company and our principal assets are the securities of our insurance underwriting subsidiaries. Because of this structure, we depend primarily on receiving sufficient dividends from our insurance subsidiaries to meet our debt service obligations, to pay our operating expenses and to pay dividends. The insurance statutes and regulations of some states require us to maintain a minimum amount of statutory capital and restrict the amount of dividends that our insurance subsidiaries may pay to us. Guaranty is a wholly owned subsidiary of Stewart and the principal source of our cash flow. In this regard, the ability of Guaranty to pay dividends to us is dependent on the acknowledgement of the Texas Insurance Commissioner. As of December 31, 2006, under Texas insurance law, Guaranty could pay dividends or make distributions of up to $101.7 million in 2007 without approval of the Texas Insurance Commissioner. However, Guaranty voluntarily restricts dividends to us so that it can grow its statutory surplus and maintain liquidity at competitive levels. A title insurer's ability to pay claims can significantly affect the decision of lenders and other customers when buying a policy from a particular insurer. These restrictions could limit our ability to fund our acquisition program with cash and to fulfill other cash needs.

Our insurance subsidiaries must comply with extensive government regulations. These regulations could adversely affect our ability to increase our revenues and operating results.

Authorities regulate our insurance subsidiaries in the various states and international jurisdictions in which we do business. These regulations generally are intended for the protection of policyholders rather than stockholders. The nature and extent of these regulations vary from jurisdiction to jurisdiction, but typically involve:

- approval or setting of insurance premium rates;
- standards of solvency and minimum amounts of statutory capital and surplus that must be maintained;
- limitations on types and amounts of investments;
- establishing reserves, including statutory premium reserves, for losses and loss adjustment expenses;
- regulation of dividend payments and other transactions among affiliates;
- prior approval for the acquisition and control of an insurance company or of any company controlling an insurance company;
- licensing of insurers and agencies;
- regulation of reinsurance;
- restrictions on the size of risks that may be insured by a single company;
- regulation of underwriting and marketing practices;
- deposits of securities for the benefit of policyholders;
- approval of policy forms;
- methods of accounting; and
- filing of annual and other reports with respect to financial condition and other matters.

These regulations may impede or impose burdensome conditions on rate increases or other actions that we might want to take to enhance our operating results. Changes in these regulations may also adversely affect us. In addition, state regulatory examiners perform periodic examinations of insurance companies, which could result in increased compliance or litigation expenses.

Litigation risks include claims by large classes of claimants.

We are periodically involved in litigation arising in the ordinary course of business. In addition, we are currently, and have been in the past, subject to claims and litigation from large classes of claimants seeking substantial damages not arising in the ordinary course of business. Material pending legal proceedings, if any, not in the ordinary course of business, are disclosed in Item 3 - Legal Proceedings included elsewhere in this report. To date, the impact of the outcome of these proceedings has not been material to our consolidated financial condition or results of operations. However, an unfavorable outcome in any litigation, claim or investigation against us could have an adverse effect on our consolidated financial condition or results of operations.

Anti-takeover provisions in our certificate of incorporation and by-laws may make a takeover of us difficult. This may reduce the opportunity for our stockholders to obtain a takeover premium for their shares of our Common Stock.

Our certificate of incorporation and by-laws, as well as Delaware corporation law and the insurance laws of various states, all contain provisions that could have the effect of discouraging a prospective acquirer from making a tender offer for our shares, or that may otherwise delay, defer or prevent a change in control of Stewart.

The holders of our Class B Common Stock have the right to elect four of our nine directors. Pursuant to our by-laws, the vote of six directors is required to constitute an act by the Board of Directors. Accordingly, the affirmative vote of at least one of the directors elected by the holders of the Class B Common Stock is required for any action to be taken by the Board of Directors. The foregoing provision of our by-laws may not be amended or repealed without the affirmative vote of at least a majority of the outstanding shares of each class of our capital stock, voting as separate classes.

The voting rights of the holders of our Class B Common Stock may have the effect of rendering more difficult or discouraging unsolicited tender offers, merger proposals, proxy contests or other takeover proposals to acquire control of Stewart.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We lease approximately 271,000 square feet, under a non-cancelable lease expiring in 2016, in an office building in Houston, Texas, which is used for our corporate offices and for offices of several of our subsidiaries. In addition, we lease offices at approximately 800 additional locations that are used for branch offices, regional headquarters and technology centers. These additional locations include significant leased facilities in Dallas, Los Angeles, New York City, San Jose, Seattle and Toronto.

Our leases expire from 2007 to 2016 and have an average term of four years, although our typical lease term ranges from three to five years. We believe we will not have any difficulty obtaining renewals of leases as they expire or, alternatively, leasing comparable properties. The aggregate annual rent expense under all leases was approximately $66.1 million in 2006.

We also own seven office buildings located in Texas, Arizona, Colorado and New York. These owned properties are not material to our financial condition. We consider all buildings and equipment that we own or lease to be well maintained, adequately insured and generally sufficient for our purposes.

Item 3. Legal Proceedings

In September 2006, the California Commissioner of Insurance alleged that some of our captive reinsurance programs may have constituted improper payments for the placement or referral of title business and is seeking approximately $47 million in fines and penalties from us. Stewart believes that its reinsurance is traditional reinsurance applied to residential business, which was authorized by the Department of Housing and Urban Development in its August 1997 and 2004 letters on permissible captive reinsurance in residential transactions covered by the Real Estate Settlement and Procedures Act (RESPA). We have filed a notice of defense with the California Department of Insurance requesting an administrative hearing in response to its allegations. We believe that we have adequately reserved for this allegation and that the likely resolution will not materially affect our consolidated financial condition or results of operations.

We are also subject to routine lawsuits incidental to our business, most of which involve disputed policy claims. In many of these lawsuits, the plaintiff seeks exemplary or treble damages in excess of policy limits based on the alleged malfeasance of an issuing agent. We do not expect that any of these proceedings will have a material adverse effect on our consolidated financial condition or results of operations. Additionally, we have received various other inquiries from governmental regulators concerning practices in the insurance industry. Many of these practices do not concern title insurance and we do not anticipate that the outcome of these inquiries will materially affect our consolidated financial condition or results of operations. We, along with the other major title insurance companies, are party to a number of class actions concerning the title insurance industry. We believe that we have adequate reserves for these contingencies and that the likely resolution of these matters will not materially affect our consolidated financial condition or results of operations.

Regulators periodically review title insurance premium rates and may seek reductions in the premium rates charged. In late 2006, the Texas Department of Insurance reduced rates by 3.2% effective February 1, 2007. The effect of this rate change is not expected to have a material impact on our consolidated financial condition or results of operations.

The rates charged by title insurance underwriters in Florida, from which we derive a significant portion of our revenues, are currently under review with proposals to enact premium rate decreases. The California Insurance Commissioner filed a rate reduction order that would have reduced title insurance rates in California by 26% commencing in 2009. On February 21, 2007, this rate reduction order was rejected by the California Office of Administrative Law. California's Insurance Commissioner has announced plans to submit a revised rate reduction proposal in the future. We believe that California law requires rates to be established competitively and not by administrative order. We cannot predict the outcome of these proposals and, to the extent that rate decreases are enacted in the future, our financial condition and results of operations could be materially adversely affected.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Common Stock is listed on the New York Stock Exchange (NYSE) under the symbol "STC". The following table sets forth the high and low sales prices of our Common Stock for each fiscal period indicated, as reported by the NYSE.

	High	Low
2006:		
First quarter	$ 54.85	$ 44.77
Second quarter	47.85	36.16
Third quarter	36.90	32.87
Fourth quarter	44.15	34.33
2005:		
First quarter	$ 42.98	$ 34.70
Second quarter	42.64	34.71
Third quarter	51.99	41.40
Fourth quarter	53.01	45.38

As of February 14, 2007, the number of stockholders of record was 5,428 and the price of one share of our Common Stock was $43.30.

The Board of Directors declared annual cash dividends of $0.75, $0.75 and $0.46 per share payable December 21, 2006 and December 20, 2005 and 2004, respectively, to Common stockholders of record on December 6, 2006, 2005 and 2004. Our certificate of incorporation provides that no cash dividends may be paid on the Class B Common Stock.

We had a book value per share of $44.00 and $42.21 at December 31, 2006 and 2005, respectively. At December 31, 2006, this measure was based on approximately $802.3 million in stockholders' equity and 18,231,270 shares of Common and Class B Common Stock outstanding. At December 31, 2005, this measure was based on approximately $766.3 million in stockholders' equity and 18,154,487 shares of Common and Class B Common Stock outstanding.

Performance graph

The following graph compares the yearly percentage change in our cumulative total stockholder return on Common Stock with the cumulative total return of the Russell 2000 Index and the Russell 2000 Financial Services Sector Index, which includes us and our major publicly-owned competitors, for the five years ended December 31, 2006. The graph assumes that the value of the investment in our Common Stock and each index was $100 at December 31, 2001 and that all dividends were reinvested.



COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
AMONG STEWART, RUSSELL 2000 AND
RUSSELL 2000 FINANCIAL SERVICES SECTOR
275
250
225
200
175
150
125
100
75
50
25
Dollars
2001
2002
2003
2004
2005
2006
Year ended December 31
Stewart
Russell 2000
Russell 2000 Financial Services Sector

	2001	2002	2003	2004	2005	2006
Stewart	100.00	108.30	207.65	215.63	255.86	231.89
Russell 2000	100.00	79.52	117.12	138.67	145.09	171.85
Russell 2000 Financial Services Sector	100.00	103.47	144.69	175.22	179.08	213.91

Item 6. Selected Financial Data

The following table sets forth our selected consolidated financial data, which were derived from our consolidated financial statements and should be read in conjunction with our audited consolidated financial statements, including the Notes thereto, beginning on page F-1 of this Report. See also Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations.

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
(In millions of dollars)										
Total revenues	**2,471.5**	2,430.6	2,176.3	2,239.0	1,777.9	1,271.6	935.5	1,071.3	968.8	708.9
Title segment:										
Operating revenues	**2,350.7**	2,314.0	2,081.8	2,138.2	1,683.1	1,187.5	865.6	993.7	899.7	657.3
Investment income.....	**34.9**	29.1	22.5	19.8	20.7	19.9	19.1	18.2	18.5	15.9
Investment gains........	**4.7**	5.0	3.1	2.3	3.0	.4	0	.3	.2	.4
Total revenues	**2,390.3**	2,348.1	2,107.4	2,160.3	1,706.8	1,207.8	884.7	1,012.2	918.4	673.6
Pretax earnings[1]	**83.2**	154.4	143.1	200.7	153.8	82.5	10.7	48.3	78.2	31.6
REI segment:										
Revenues..................	**81.2**	82.5	68.9	78.7	71.1	63.8	50.8	59.0	50.4	35.3
Pretax earnings (losses)[1]...............	**1.3**	10.6	3.6	12.3	9.0	5.5	(4.5)	3.1	3.2	(5.3)
Title loss provisions........	**141.6**	128.1	100.8	94.8	75.9	51.5	39.0	44.2	39.2	29.8
% title operating revenues...............	**6.0**	5.5	4.8	4.4	4.5	4.3	4.5	4.4	4.4	4.5
Pretax earnings[1]	**84.5**	165.0	146.7	213.0	162.8	88.0	6.2	51.4	81.4	26.3
Net earnings.................	**43.3**	88.8	82.5	123.8	94.5	48.7	.6	28.4	47.0	15.3
Cash provided by operations.................	**99.7**	173.5	170.4	190.1	162.6	108.2	31.9	57.9	86.5	36.0
Total assets..................	**1,458.2**	1,361.2	1,193.4	1,031.9	844.0	677.9	563.4	535.7	498.5	417.7
Long-term debt	**92.5**	70.4	39.9	17.3	7.4	7.0	15.4	6.0	8.9	11.4
Stockholders' equity.......	**802.3**	766.3	697.3	621.4	493.6	394.5	295.1	284.9	260.4	209.5
Per share data[2]										
Average shares – diluted (millions).........	**18.3**	18.2	18.2	18.0	17.8	16.3	15.0	14.6	14.2	13.8
Net earnings – basic	**2.37**	4.89	4.56	6.93	5.33	3.01	.04	1.96	3.37	1.12
Net earnings – diluted....	**2.36**	4.86	4.53	6.88	5.30	2.98	.04	1.95	3.32	1.11
Cash dividends	**.75**	.75	.46	.46	-	-	-	.16	.14	.13
Stockholders' equity.......	**44.00**	42.21	38.48	34.47	27.84	22.16	19.61	19.39	18.43	15.17
Market price:										
High	**54.85**	53.01	47.60	41.45	22.50	22.25	22.31	31.38	33.88	14.63
Low	**32.87**	34.70	31.14	20.76	15.05	15.80	12.25	10.25	14.25	9.38
Year end	**43.36**	48.67	41.65	40.55	21.39	19.75	22.19	13.31	29.00	14.50

[1] Pretax earnings before minority interests.
[2] Restated for a two-for-one stock split in May 1999, effected as a stock dividend.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's overview. We reported net earnings of $43.3 million for the year ended December 31, 2006 compared with net earnings of $88.8 million for the year 2005. On a diluted per share basis, net earnings were $2.36 for the year 2006 compared with net earnings of $4.86 for the year 2005. Revenues for the year increased 1.7% to $2.47 billion from $2.43 billion in 2005.

Our increase in revenues for the year 2006 compared with the year 2005 was primarily due to acquisitions, revenues from new agencies, continued growth in revenues from commercial transactions and an increase in international operations. The increase in revenues was substantially offset by a decline in transaction volume handled by our direct operations in certain major markets of the country. The decline was due to a softening real estate market resulting primarily from a higher interest rate environment.

We continue to incur significant other operating expenses and employee costs related to our technology advancements and compliance with both privacy laws and Sarbanes-Oxley. Although our employee costs increased in 2006 compared with 2005 primarily due to acquisitions and costs associated with developing technology initiatives, we reduced employee costs in markets where direct operations experienced revenue declines. In response to overall decreases in transaction volumes, our workforce in our title offices was reduced by approximately 920 employees, or 11.6%, during 2006. Giving effect to the increase in staff primarily for advancing technology, we reduced our total workforce by approximately 720 employees, or 7.1%. Right-sizing extended into January 2007 with the reduction of an additional 180 employees. These amounts exclude increases from new offices.

Critical accounting estimates. Actual results can differ from the accounting estimates we report. However, we believe there is no material risk of a change in our estimates that is likely to have a material impact on our reported financial condition and results of operations for the three years ended December 31, 2006.

Title loss reserves

Our most critical accounting estimate is providing for title loss reserves. Our liability for estimated title losses at December 31, 2006 comprises both known claims ($80.3 million) and claims expected to be reported in the future ($304.1 million). The amount of the reserve represents the aggregate future payments (net of recoveries) that we expect to incur on policy and escrow losses and in costs to settle claims.

We base our estimates on reported claims, historical loss payment experience, title industry averages and the current legal and economic environment. In making estimates, we use moving-average ratios of recent actual policy loss payment experience (net of recoveries) to premium revenues.

Provisions for title losses, as a percentage of title operating revenues, were 6.0%, 5.5% and 4.8% for the years ended December 31, 2006, 2005 and 2004, respectively. Actual loss payment experience, including the impact of large losses, is the primary reason for increases or decreases in our loss provision. A change of 0.5% in this percentage, a reasonably likely scenario based on our historical loss experience, would have changed our provision for title losses and pretax earnings by approximately $11.8 million for the year ended December 31, 2006.

Estimating future loss payments is difficult and our assumptions are subject to change. Claims, by their very nature, are complex and involve uncertainties as to the dollar amount and timing of individual payments. Our experience has been that most policy claims and claim payments are made in the first six years after the policy has been issued, although claims are incurred and paid many years later.

We have consistently followed the same basic method of estimating loss payments for more than 10 years. Independent consulting actuaries have reviewed our title loss reserves and found them to be adequate at each year end for more than 10 years.

Goodwill and other long-lived assets

Based on our evaluation of goodwill as of June 30, which is completed annually in the third quarter, and events that may indicate impairment of the value of title plants and other long-lived assets, we estimate and expense to current operations any loss in value. The process of determining impairment relies on projections of future cash flows, operating results and market conditions. Uncertainties exist in these projections and bear the risk of change related to factors such as interest rates and overall real estate markets. Actual market conditions and operating results may vary materially from our projections. There were no impairment write-offs of goodwill during the three years ended December 31, 2006. We use independent appraisers to assist us in determining the fair value of our reporting units and assessing whether an impairment of goodwill exists.

Agency revenues

We recognize revenues on title insurance policies written by independent agencies (agencies) when the policies are reported to us. In addition, where reasonable estimates can be made, we also accrue for revenues on policies issued but not reported until after period end. We believe that reasonable estimates can be made when recent and consistent policy issuance information is available. Our estimates are based on historical reporting patterns and other information about our agencies. We also consider current trends in our direct operations and in the title industry. In this accrual, we are not estimating future transactions. We are estimating revenues on policies that have already been issued by agencies but not yet reported to or received by us. We have consistently followed the same basic method of estimating unreported policy revenues for more than 10 years.

Our accruals for unreported policies from agencies were not material to our total assets or stockholders' equity for any of the three years ended December 31, 2006. The differences between the amounts our agencies have subsequently reported to us compared to our estimated accruals are substantially offset by any differences arising from the prior year's accrual and have been immaterial to stockholders' equity during each of the three prior years. We believe our process provides the most reliable estimation of the unreported revenues on policies and appropriately reflects the trends in agency policy activity.

Operations. Our business has two main segments: title insurance-related services and real estate information (REI). These segments are closely related due to the nature of their operations and common customers.

Our primary business is title insurance and settlement-related services. We close transactions and issue title policies on homes, commercial properties and other real properties located in all 50 states, the District of Columbia and international markets through more than 9,500 policy-issuing offices and agencies. We also provide post-closing lender services, automated county clerk land records, property ownership mapping, geographic information systems, property information reports, flood certificates, document preparation, background checks and expertise in Section 1031 tax-deferred exchanges. Our current level of international operations is immaterial with respect to our consolidated financial results.

Factors affecting revenues. The principal factors that contribute to increases in operating revenues for our title and REI segments include:

- declining mortgage interest rates, which usually increase home sales and refinancing transactions;
- rising home prices;
- increasing consumer confidence;
- increasing demand by buyers;
- increasing number of households;
- higher premium rates;
- increasing market share;
- opening of new offices and acquisitions; and
- increasing number of commercial transactions, which typically yield higher premiums.

To the extent inflation causes increases in the prices of homes and other real estate, premium revenues are also increased. Premiums are determined in part by the insured values of the transactions we handle. These factors may override the seasonal nature of the title insurance business. Generally, our first quarter is the least active and our fourth quarter is the most active in terms of title insurance revenues.

Industry data. A table of published mortgage interest rates and other selected residential data for the years ended December 31, 2006, 2005 and 2004 follows (amounts shown for 2006 are preliminary and subject to revision). The amounts below may not relate directly to or provide accurate data for forecasting our operating revenues or order counts.

	2006	2005	2004
Mortgage interest rates (30-year, fixed-rate) – %			
Averages for the year	**6.41**	5.87	5.84
First quarter	**6.24**	5.76	5.61
Second quarter	**6.60**	5.72	6.13
Third quarter	**6.56**	5.76	5.90
Fourth quarter	**6.25**	6.22	5.73
Mortgage originations – in $ billions	**2,507**	2,980	2,792
Refinancings share – %	**41.5**	49.3	52.2
New home sales – in thousands	**1,061**	1,283	1,203
Existing home sales – in thousands	**6,480**	7,075	6,779
Existing home sales – median sales price in $ thousands	**222.0**	219.6	195.4

Most industry experts project mortgage interest rates to remain stable in 2007 or to decline slightly. Due to the large number of refinancing transactions completed in 2004 and 2005 and rising interest rates in 2006, significantly fewer refinancing transactions occurred in 2006. Refinancing transactions are expected to remain relatively unchanged in 2007 compared with 2006 as interest rates stabilize.

Trends and order counts. Mortgage interest rates (30-year, fixed-rate) have fluctuated from a monthly low of 5.45% in the first quarter of 2004 to a high of 6.76% in the third quarter of 2006 and were 6.14% in December 2006. Mortgage originations increased during 2005 compared with 2004 as a result of the favorable interest rate environment, but decreased during 2006 due to a significant increase in average mortgage interest rates. Sales of new and existing homes for 2004 through 2006 have generally followed the trends of mortgage interest rates and originations.

As a result of the above trends, our order levels increased overall from 2004 to 2005, although orders for the fourth quarter of 2005 were lower than the comparable period in 2004. Some of the increases in 2005 and 2004 were due to acquisitions. Our order levels for 2006 compared with 2005 decreased significantly as a result of a softening real estate market resulting primarily from the higher interest rate environment noted above. The decline in order counts for 2006 was partially offset by acquisitions.

Our order counts follow (in thousands):

	2006	2005	2004
First quarter	**193**	212	223
Second quarter	**202**	245	222
Third quarter	**183**	238	204
Fourth quarter	**162**	187	191
	740	882	840

Regulatory developments. In September 2006, the California Commissioner of Insurance alleged that some of our captive reinsurance programs may have constituted improper payments for the placement or referral of title business and is seeking approximately $47 million in fines and penalties from us. Stewart believes that its reinsurance is traditional reinsurance applied to residential business, which was authorized by the Department of Housing and Urban Development in its August 1997 and 2004 letters on permissible captive reinsurance in residential transactions covered by the Real Estate Settlement and Procedures Act (RESPA). We have filed a notice of defense with the California Department of Insurance requesting an administrative hearing in response to its allegations. We believe that we have adequately reserved for this allegation and that the likely resolution will not materially affect our consolidated financial condition or results of operations.

Regulators periodically review title insurance premium rates and may seek reductions in the premium rates charged. In late 2006, the Texas Department of Insurance reduced rates by 3.2% effective February 1, 2007. The effect of this rate change is not expected to have a material impact on our consolidated financial condition or results of operations.

The rates charged by title insurance underwriters in Florida, from which we derive a significant portion of our revenues, are currently under review with proposals to enact premium rate decreases. The California Insurance Commissioner filed a rate reduction order that would have reduced title insurance rates in California by 26% commencing in 2009. On February 21, 2007, this rate reduction order was rejected by the California Office of Administrative Law. California's Insurance Commissioner has announced plans to submit a revised rate reduction proposal in the future. We believe that California law requires rates to be established competitively and not by administrative order. We cannot predict the outcome of these proposals and, to the extent that rate decreases are enacted in the future, our financial condition and results of operations could be materially adversely affected.

Results of Operations

A comparison of our results of operations for 2006 with 2005 and 2005 with 2004 follows. Factors contributing to fluctuations in results of operations are presented in their order of monetary significance. We have quantified, when necessary, significant changes.

Title revenues. Our revenues from direct title operations decreased 1.3% in 2006 and increased 18.3% in 2005. The largest revenue decreases in 2006 were in California and Florida, partially offset by increases in Texas, including the results of acquisitions made in that state, and Canada. The decreases were due to a softening real estate market resulting primarily from the higher interest rate environment that has impacted certain major markets and an overall reduction in home sales. The largest revenue increases in 2005 were in Texas, Florida, California and Arizona. Acquisitions added revenues of $51.7 million and $71.8 million in 2006 and 2005, respectively. Revenues from commercial and other large transactions increased $42.8 million and $6.3 million in 2006 and 2005, respectively.

The number of direct closings we handled decreased 17.3% in 2006 and increased 5.5% in 2005. However, the average revenue per closing increased 17.0% in 2006 and 11.3% in 2005 primarily due to a lower ratio of refinancing transactions closed by our direct operations compared with the prior year. Title insurance premiums on refinancing transactions are typically less than on property sales. The increase in 2006 in average revenue per closing was also due to a higher complement of commercial transactions.

Revenues from agencies increased 3.9% in 2006 and 5.9% in 2005. The increase in 2006 was due to new agencies and additional revenues from existing agencies, partially offset by the impact of a reduction in home sales and our acquisition of some agencies that were formerly independent. The increase in 2005 was primarily due to a decrease in the ratio of refinancing transactions compared to property sales, partially offset by our acquisitions of some agencies that were formerly independent.

Agency business increased in 2006 due in part to new agencies added by us in Florida in 2006 and 2005 and due to the acquisition of a New York title insurance underwriter with agency operations. These increases were partially offset by decreases in transaction volumes in California and Pennsylvania. The largest increases in revenues from agencies in 2005 were primarily in Florida, New Jersey, Georgia and Maryland, partially offset by decreases in California and Texas.

The Texas Department of Insurance reduced title insurance premium rates by 6.5% effective July 1, 2004. As a consequence, our revenues and net earnings were reduced by approximately $19.0 million and $5.6 million, respectively, in 2006, $17.6 million and $5.2 million, respectively, in 2005 and $8.8 million and $2.6 million, respectively, in 2004. In late 2006, the Texas Department of Insurance reduced premium rates by 3.2% effective February 1, 2007. The effect of this rate change is not expected to have a material impact on our consolidated financial condition or results of operations.

Our statements above on sales and loan activity are based on published industry data from sources including Fannie Mae, the Mortgage Bankers Association, the National Association of Realtors® and Freddie Mac. We also use information from our direct operations.

Title revenues by state. The approximate amounts and percentages of consolidated title operating revenues for the last three years were as follows:

	Amounts ($ millions)			Percentages		
	2006	2005	2004	**2006**	2005	2004
Texas	**321**	292	269	**14**	13	13
California	**317**	367	353	**13**	16	17
Florida	**280**	245	175	**12**	11	8
New York	**180**	159	154	**8**	7	7
All others	**1,253**	1,251	1,131	**53**	53	55
	2,351	2,314	2,082	**100**	100	100

REI revenues. Real estate information services revenues were $81.2 million in 2006, $82.5 million in 2005 and $68.9 million in 2004. The decrease in 2006 resulted primarily from reduced revenues related to post-closing services and electronic mortgage documents. These decreases were offset somewhat by an increase in revenues in our automated mapping services due to an acquisition. In 2006, revenues and pretax earnings from our tax-deferred property exchange business were negatively impacted due to a shift from taxable income to a higher percentage of tax-exempt income than was earned in 2005.

The increase in revenues in 2005 resulted primarily from a greater number of tax-deferred property exchanges and increases in automated mapping services due to an acquisition in the second half of 2005, partially offset by reduced revenues related to post-closing services and electronic mortgage documents.

In January 2007, we sold our aerial photography and mapping businesses, GlobeXplorer® and AirPhotoUSA®, to DigitalGlobe® and entered into agreements with these companies to continue to provide spatial and digital imagery through www.PropertyInfo.com. The impact of the sale transaction and these businesses was not material to our consolidated financial condition, results of operations or cash flows.

Investments. Investment income increased $5.8 million, or 19.9%, in 2006 primarily due to higher yields. Investment income increased $6.6 million, or 29.4%, in 2005 due to increases in average balances invested and higher yields. Certain investment gains and losses in 2006, 2005 and 2004 were realized as part of the ongoing management of the investment portfolio for the purpose of improving performance. In 2005, investment and other gains also included a pretax gain of $1.9 million realized from the sale of our ownership interest in an equity investee.

Retention by agencies. The amounts retained by agencies, as a percentage of revenues generated by them, were 80.7%, 81.2% and 81.6% in the years 2006, 2005 and 2004, respectively. Amounts retained by title agencies are based on agreements between agencies and our title underwriters. This retention percentage may vary from year-to-year because of the geographical mix of agency operations, the volume of title revenues and, in some states, laws or regulations.

Selected cost ratios (by segment). The following table shows employee costs and other operating expenses as a percentage of related title and REI operating revenues.

	Employee costs (%)			Other operating (%)		
	2006	2005	2004	**2006**	2005	2004
Title	**28.3**	27.5	25.9	**15.8**	15.1	14.7
REI	**63.8**	60.5	65.5	**35.2**	22.4	23.2

These two categories of expenses are discussed below in terms of year-to-year monetary changes.

Employee costs. Employee costs for the combined business segments increased $33.9 million, or 4.9%, in 2006 and $103.5 million, or 17.5%, in 2005. The number of persons we employed at December 31, 2006, 2005 and 2004 was approximately 9,900, 10,100 and 9,200, respectively. Although employee costs increased in 2006 compared with 2005 primarily due to acquisitions and costs associated with developing technology initiatives, we reduced employee costs in markets where direct operations experienced revenue declines. In response to overall decreases in transaction volumes, we reduced our workforce in title offices by approximately 920 employees, or 11.6%, during 2006. Giving effect to the increase in staff primarily for advancing technology, we reduced our total workforce by approximately 720 employees, or 7.1%. These amounts exclude increases from new offices.

Acquisitions increased staff in 2006 and 2005 by 523 and 552 employees, and $23.3 million and $36.3 million in employee costs, respectively. Employee costs were also impacted by the competitive market for key employees in California and other states and by a significant increase in health insurance claims and related premiums during 2006 compared with 2005.

The number of employees and employee costs increased in 2005 compared with 2004 due to the impact of new offices and the increase in our volume of real estate transactions. Employee costs were increased $2.1 million in the fourth quarter of 2005 related to our accounting for employee vacations.

In our REI segment, employee costs for 2006 were comparable to 2005. In 2005, employee costs in our REI segment increased 10.7% compared with 2004. These employee costs did not increase proportionately with the 19.7% increase in segment revenues due to an increase in revenues from Section 1031 property exchange services, which are less labor-intensive than other REI services.

Other operating expenses. Our employee costs and certain other operating expenses are sensitive to inflation. Other operating expenses for the combined business segments increased $32.8 million, or 8.8%, in 2006 and $48.3 million, or 14.9%, in 2005. The increase in other operating expenses in 2006 was partially due to acquisitions, which contributed approximately $13.7 million of the increase. Other 2006 increases included technology costs, outside search fees, business promotion and litigation costs. The increase in other operating expenses in 2005 was partially due to acquisitions, which contributed approximately $18.9 million of the increase. Other 2005 increases included rent of $10.0 million, outside search fees, business promotion and technology costs. Other operating expenses also include title plant and travel expenses. Included in the increase in rent expense in 2005 was a $2.8 million charge related to our accounting for leases.

Title losses. Provisions for title losses, as a percentage of title operating revenues, were 6.0%, 5.5% and 4.8% in 2006, 2005 and 2004, respectively. An increase in loss payment experience for recent policy years resulted in an increase in our loss ratio in 2006 compared with 2005. Additions to title loss reserves of $4.9 million and $4.3 million in the second and fourth quarters of 2006, respectively, related primarily to agency defalcations, also contributed to the increase in our title loss ratio in the current year. Included in 2005 was an addition to title loss reserves of $10.5 million in the fourth quarter related to a mortgage fraud and an agency defalcation. An increase in loss payment experience also resulted in an increase in our loss provision in 2005 compared with 2004.

Income taxes. Our effective tax rates, based on earnings before taxes and after deducting minority interests ($66.3 million, $145.5 million and $133.2 million in 2006, 2005 and 2004, respectively), were 34.8%, 39.0% and 38.1% for 2006, 2005 and 2004, respectively. For 2006, our effective tax rate was positively impacted primarily by a higher ratio of tax-exempt income to earnings before taxes than in 2005.

Contractual obligations. Our material contractual obligations at December 31, 2006 were:

	Payments due by period ($ millions)				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Notes payable	17.1	41.4	49.4	1.6	109.5
Operating leases	55.2	81.2	43.3	58.3	238.0
Estimated title losses	73.0	107.6	50.0	153.8	384.4
	145.3	230.2	142.7	213.7	731.9

Material contractual obligations consist primarily of notes payable, operating leases and estimated title losses. Operating leases are primarily for office space and expire over the next 10 years. The timing above for the payment of estimated title losses is not set by contract. Rather, it is projected based on historical payment patterns. The actual timing of estimated title loss payments may vary materially from the above projection because claims, by their nature, are complex and paid over long periods of time. Loss reserves represent a total estimate only, whereas the other contractual obligations are determinable as to timing and amounts. Title losses paid were $106.6 million, $82.2 million and $68.4 million in 2006, 2005 and 2004, respectively.

Liquidity and Capital Resources

Liquidity. Cash provided by operations was $99.7 million, $173.5 million and $170.4 million in 2006, 2005 and 2004, respectively. Cash provided by operations was reduced due to decreases in earnings and taxes payable and increases in title loss payments and receivables. Cash flow from operations has been the primary source of financing for additions to property and equipment, expanding operations, dividends to stockholders and other requirements. This source is supplemented by bank borrowings, typically in connection with acquisitions.

The most significant non-operating source of cash was from proceeds of investments matured and sold in the amounts of $435.5 million, $580.9 million and $405.7 million in 2006, 2005 and 2004, respectively. We used cash for the purchases of investments in the amounts of $405.9 million, $679.0 million and $470.8 million in 2006, 2005 and 2004, respectively.

Unrealized gains and losses on investments, net of taxes, are reported in accumulated other comprehensive earnings, a component of stockholders' equity, until realized. For 2006, unrealized investment gains increased comprehensive earnings by $0.8 million, net of taxes. During the first six months of 2006, unrealized investment losses reduced comprehensive earnings by $6.5 million, net of taxes. These unrealized investment losses were primarily related to changes in bond values caused by interest rate increases. The increase in comprehensive income related to unrealized investment gains during the last six months of 2006 of $7.3 million, net of taxes, was primarily related to changes in bond values caused by interest rate decreases.

During the years ended 2006, 2005 and 2004, acquisitions resulted in additions to goodwill of $48.7 million, $30.1 million and $45.6 million, respectively.

A substantial majority of our consolidated cash and investments at December 31, 2006 was held by Guaranty and its subsidiaries. The use and investment of these funds, dividends to us, and cash transfers between Guaranty and its subsidiaries and us are subject to certain legal restrictions. See Notes 2 and 3 to the accompanying consolidated financial statements.

Our liquidity at December 31, 2006, excluding Guaranty and its subsidiaries, was comprised of cash and investments aggregating $55.4 million and short-term liabilities of $6.7 million. We know of no commitments or uncertainties that are likely to materially affect our ability to fund cash needs. See Note 17 to the accompanying consolidated financial statements.

Loss reserves. Our loss reserves are fully funded, segregated and invested in high-quality securities and short-term investments as required by the insurance regulators of the states in which our underwriters are domiciled. At December 31, 2006, these investments aggregated $457.0 million and our estimated title loss reserves were $384.4 million.

Effective September 1, 2005 and retroactive to the start of the year, the Texas Legislature reduced statutory reserve requirements for our major title insurer. The change does not directly impact reported earnings or loss reserves under U.S. generally accepted accounting principles. However, in the year 2005 the change released approximately $25.2 million, or approximately $18.3 million after taxes, of low-yielding statutory reserve investments, making that portion available for other uses.

Historically, our operating cash flow has been sufficient to pay all title policy losses. As reported in Note 4 to the accompanying consolidated financial statements, the fair value of our debt securities maturing in less than one year was $57.9 million at December 31, 2006. Combining our expected annual cash flow provided by operations ($99.7 million in 2006) with investments maturing in less than one year, we do not expect future loss payments to create a liquidity problem for us. Beyond providing funds for loss payments, we manage the maturities of our investment portfolio to provide safety of capital, improve earnings and mitigate interest rate risks.

Capital resources. We consider our capital resources to be adequate. We expect external capital resources will be available, if needed, because of our low debt-to-equity ratio. Long-term debt was $92.5 million and stockholders' equity was $802.3 million at December 31, 2006. We are not aware of any trends, either favorable or unfavorable, that would materially affect notes payable or stockholders' equity. We do not expect any material changes in the mix and relative cost of such resources. Significant acquisitions in the future could materially affect the notes payable or stockholders' equity balances.

Off-balance sheet arrangements. We do not have any material source of liquidity or financing that involves off-balance sheet arrangements, other than our contractual obligations under operating leases.

Forward-looking statements. All statements included in this report, other than statements of historical facts, addressing activities, events or developments that we expect or anticipate will or may occur in the future, are forward-looking statements. Such forward-looking statements are subject to risks and uncertainties including, among other things, adverse changes in the levels of real estate activity, technology changes, unanticipated title losses, adverse changes in governmental regulations, actions of competitors, general economic conditions and other risks and uncertainties discussed under Item 1A – Risk Factors included elsewhere in this report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The discussion below about our risk management strategies includes forward-looking statements that are subject to risks and uncertainties. Management's projections of hypothetical net losses in the fair values of our market rate-sensitive financial instruments, should certain potential changes in market rates occur, are presented below. While we believe that the potential market rate changes are possible, actual rate changes could differ.

Our only material market risk in investments in financial instruments is our debt securities portfolio. We invest primarily in municipal, corporate and utilities, U.S. Government and foreign debt securities. We do not invest in financial instruments of a hedging or derivative nature.

We have established policies and procedures to minimize our exposure to changes in the fair values of our investments. These policies include retaining an investment advisory firm, an emphasis upon credit quality, management of portfolio duration, maintaining or increasing investment income through high coupon rates and actively managing profile and security mix depending upon market conditions. We have classified all of our investments as available-for-sale.

Investments in debt securities at December 31, 2006 mature, according to their contractual terms, as follows (actual maturities may differ because of call or prepayment rights):

	Amortized costs	Fair values
	($ thousands)	
In one year or less	58,162	57,903
After one year through two years	52,537	52,162
After two years through three years	67,020	67,003
After three years through four years	49,325	48,782
After four years through five years	65,944	65,815
After five years	239,203	240,664
Mortgage-backed securities	228	200
	532,419	532,529

We believe our investment portfolio is diversified and do not expect any material loss to result from the failure to perform by issuers of the debt securities we hold. Our investments are not collateralized. The mortgage-backed securities are issued by U.S. Government-sponsored entities.

Based on our debt securities portfolio and interest rates at December 31, 2006, a 100 basis-point increase (decrease) in interest rates would result in a decrease (increase) of approximately $19.9 million, or 3.7%, in the fair value of our portfolio. Changes in interest rates may affect the fair value of the debt securities portfolio and may result in unrealized gains or losses. Gains or losses would only be realized upon the sale of the investments. Any other-than-temporary declines in fair values of securities are charged to earnings.

Item 8. Financial Statements and Supplementary Data

The information required to be provided in this item is included in our audited Consolidated Financial Statements, including the Notes thereto, attached hereto as pages F-1 to F-23, and such information is incorporated in this report by reference.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Our principal executive officers and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2006, have concluded that, as of such date, our disclosure controls and procedures are adequate and effective to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. As a result, no corrective actions were required or undertaken.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal controls over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal controls over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

See page F-2 for the Sarbanes-Oxley Section 404 Management Report and page F-3 for the Report of Independent Registered Public Accounting Firm on our effectiveness of internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding our directors and executive officers will be included in our proxy statement for our 2007 Annual Meeting of Stockholders (Proxy Statement), to be filed within 120 days after December 31, 2006, and is incorporated in this report by reference.

The Board of Directors has adopted the *Stewart Code of Business Conduct and Ethics* and *Guidelines on Corporate Governance,* as well as the *Code of Ethics for Chief Executive Officers, Principal Financial Officers and Principal Accounting Officer.* Each of these documents can be found at our website, www.stewart.com.

Item 11. Executive Compensation

Information regarding compensation for our executive officers will be included in the Proxy Statement and is incorporated in this report by reference. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and based on that review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management and related stockholder matters will be included in the Proxy Statement and is incorporated in this report by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding certain relationships and related transactions, and director independence will be included in the Proxy Statement and is incorporated in this report by reference.

Item 14. Principal Accounting Fees and Services

Information regarding fees paid to and services provided by our independent registered public accounting firm will be included in the Proxy Statement and is incorporated in this report by reference.

PART IV

Item 15. Financial Statements

The financial statements filed as part of this report are listed in the Index to Consolidated Financial Statements on Page F-1 of this document.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, we have duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized.

STEWART INFORMATION SERVICES CORPORATION
(Registrant)

By: Malcolm S. Morris
Malcolm S. Morris, Co-Chief Executive Officer and
Chairman of the Board of Directors

By: Stewart Morris, Jr.
Stewart Morris, Jr., Co-Chief Executive Officer,
President and Director

By: Max Crisp
Max Crisp, Executive Vice President and
Chief Financial Officer, Secretary, Treasurer,
Director and Principal Financial Officer

By: Alison R. Evers
Alison R. Evers, Senior Vice President,
Corporate Controller and Principal Accounting Officer

Dated: February 23, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on our behalf on February 23, 2007 by the following Directors:

Robert L. Clarke		Malcolm S. Morris
(Robert L. Clarke)	(Paul Hobby)	(Malcolm S. Morris)
Max Crisp	E. Douglas Hodo	Stewart Morris, Jr.
(Max Crisp)	(E. Douglas Hodo)	(Stewart Morris, Jr.)
(Nita Hanks)	(Laurie C. Moore)	(W. Arthur Porter)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Stewart Information Services Corporation and Subsidiaries'
Consolidated Financial Statements:

Sarbanes-Oxley Section 404 Management Report

To the Board of Directors and Stockholders of
Stewart Information Services Corporation

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*.

Based on our assessment, management believes that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm has issued an audit report on our assessment of the Company's internal control over financial reporting.

By: Malcolm S. Morris
Malcolm S. Morris, Co-Chief Executive Officer and
Chairman of the Board of Directors

By: Stewart Morris, Jr.
Stewart Morris, Jr., Co-Chief Executive Officer,
President and Director

By: Max Crisp
Max Crisp, Executive Vice President and
Chief Financial Officer, Secretary, Treasurer,
Director and Principal Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Stewart Information Services Corporation:

We have audited management's assessment, included in the accompanying Sarbanes-Oxley Section 404 Management Report, that Stewart Information Services Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Stewart Information Services Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Stewart Information Services Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Stewart Information Services Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Stewart Information Services Corporation and subsidiaries as listed in the accompanying index, and our report dated March 1, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Houston, Texas
March 1, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Stewart Information Services Corporation:

We have audited the consolidated financial statements of Stewart Information Services Corporation and subsidiaries as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stewart Information Services Corporation and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Stewart Information Services Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Houston, Texas
March 1, 2007

CONSOLIDATED STATEMENTS OF EARNINGS, RETAINED EARNINGS AND COMPREHENSIVE EARNINGS

Years ended December 31	**2006**	2005	2004
	($000 omitted, except per share)		
Revenues			
Title insurance:			
Direct operations	**1,028,688**	1,041,977	880,697
Agency operations	**1,321,994**	1,272,062	1,201,075
Real estate information	**81,159**	82,495	68,907
Investment income	**34,913**	29,127	22,514
Investment and other gains – net	**4,727**	4,966	3,099
	2,471,481	2,430,627	2,176,292
Expenses			
Amounts retained by agencies	**1,067,071**	1,032,496	980,457
Employee costs	**728,529**	694,599	591,092
Other operating expenses	**405,951**	373,161	324,897
Title losses and related claims	**141,557**	128,102	100,841
Depreciation and amortization	**37,747**	33,954	31,025
Interest	**6,090**	3,351	1,248
	2,386,945	2,265,663	2,029,560
Earnings before taxes and minority interests	**84,536**	164,964	146,732
Income taxes	**23,045**	56,768	50,696
Minority interests	**18,239**	19,431	13,518
Net earnings	**43,252**	88,765	82,518
Retained earnings at beginning of year	**619,232**	543,295	469,107
Excess distribution to minority interest	**-**	-	(478)
Cash dividends on Common Stock ($.75 per share in 2006 and 2005 and $.46 per share in 2004)	**(12,886)**	(12,828)	(7,852)
Retained earnings at end of year	**649,598**	619,232	543,295
Average shares – diluted (000)	**18,304**	18,246	18,199
Earnings per share – basic	**2.37**	4.89	4.56
Earnings per share – diluted	**2.36**	4.86	4.53
Comprehensive earnings:			
Net earnings	**43,252**	88,765	82,518
Changes in other comprehensive earnings, net of taxes of $1,310, ($4,394) and ($663)	**2,433**	(8,160)	(1,231)
Comprehensive earnings	**45,685**	80,605	81,287

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31	**2006**	2005
	($000 omitted)	
Assets		
Cash and cash equivalents	**136,137**	134,734
Short-term investments	**161,711**	206,717
	297,848	341,451
Investments in debt and equity securities, at market:		
Statutory reserve funds	**490,540**	449,475
Other	**78,249**	85,802
	568,789	535,277
Receivables:		
Notes	**6,901**	6,850
Premiums from agencies	**58,023**	49,397
Income taxes	**9,285**	-
Other	**45,370**	40,941
Less allowance for uncollectible amounts	**(9,112)**	(8,526)
	110,467	88,662
Property and equipment, at cost:		
Land	**8,350**	7,584
Buildings	**20,591**	15,303
Furniture and equipment	**278,563**	245,290
Less accumulated depreciation and amortization	**(208,179)**	(182,415)
	99,325	85,762
Title plants, at cost	**70,324**	58,930
Real estate, at lower of cost or net realizable value	**3,658**	2,688
Investments in investees, on an equity basis	**17,139**	16,387
Goodwill	**204,302**	155,624
Intangible assets, net of amortization	**15,444**	15,268
Other assets	**70,911**	61,102
	1,458,207	1,361,151
Liabilities		
Notes payable, including $92,469 and $70,396 long-term portion	**109,549**	88,413
Accounts payable and accrued liabilities	**130,589**	125,255
Estimated title losses	**384,396**	346,704
Deferred income taxes	**14,139**	15,784
Minority interests	**17,272**	18,682
	655,945	594,838
Contingent liabilities and commitments		
Stockholders' equity		
Common Stock – $1 par, authorized 30,000,000, issued and outstanding 17,507,087 and 17,430,304	**17,507**	17,430
Class B Common Stock – $1 par, authorized 1,500,000, issued and outstanding 1,050,012	**1,050**	1,050
Additional paid-in capital	**129,960**	126,887
Retained earnings	**649,598**	619,232
Accumulated other comprehensive earnings:		
Unrealized investment gains	**3,399**	2,551
Foreign currency translation adjustments	**4,662**	3,077
Treasury stock – 325,829 shares, at cost	**(3,914)**	(3,914)
Total stockholders' equity	**802,262**	766,313
	1,458,207	1,361,151

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31	**2006**	2005	2004
		($000 omitted)	
Reconciliation of net earnings to cash provided by operating activities:			
Net earnings	**43,252**	88,765	82,518
Add (deduct):			
Depreciation and amortization	**37,747**	33,954	31,025
Provisions for title losses in excess of payments	**34,968**	45,940	32,433
Increase in receivables – net	**(11,720)**	(7,858)	(1,354)
Increase in other assets – net	**(9,330)**	(16,035)	(8,977)
(Decrease) increase in payables and accrued liabilities – net	**(8,244)**	22,077	15,954
Minority interest expense	**18,239**	19,431	13,518
Net earnings from equity investees	**(4,340)**	(6,992)	(6,776)
Dividends received from equity investees	**4,804**	4,868	6,002
Provision for deferred income taxes	**(4,232)**	(9,158)	7,391
Realized investment gains	**(4,727)**	(4,966)	(3,099)
Other – net	**3,314**	3,482	1,775
Cash provided by operating activities	**99,731**	173,508	170,410
Investing activities:			
Proceeds from investments matured and sold	**435,529**	580,925	405,689
Purchases of investments	**(405,942)**	(679,026)	(470,777)
Purchases of property and equipment, title plants and real estate – net	**(42,021)**	(33,931)	(32,410)
Increases in notes receivable	**(1,732)**	(2,654)	(2,644)
Collections on notes receivable	**1,667**	2,779	2,432
Proceeds from sale of equity investees	**-**	10,002	350
Cash paid for equity investees and related intangibles – net	**(4,747)**	(2,950)	(4,141)
Cash paid for acquisitions of subsidiaries – net (see below)	**(45,398)**	(18,149)	(37,368)
Cash used by investing activities	**(62,644)**	(143,004)	(138,869)
Financing activities:			
Cash dividends paid	**(12,886)**	(12,828)	(7,852)
Distributions to minority interests	**(18,282)**	(16,549)	(12,474)
Proceeds from exercise of stock options	**517**	364	1,284
Proceeds from notes payable	**17,307**	37,161	5,834
Payments on notes payable	**(24,778)**	(23,821)	(13,020)
Cash used by financing activities	**(38,122)**	(15,673)	(26,228)
Effect of changes in foreign currency exchange rates	**2,438**	(1,480)	1,868
Increase in cash and cash equivalents	**1,403**	13,351	7,181
Cash and cash equivalents at beginning of period	**134,734**	121,383	114,202
Cash and cash equivalents at end of period	**136,137**	134,734	121,383
Supplemental information:			
Assets acquired:			
Goodwill	**48,678**	30,108	45,552
Investments	**13,429**	-	-
Title plants	**10,093**	4,405	7,048
Property and equipment	**4,829**	1,319	7,479
Intangible assets	**3,995**	3,434	11,291
Other	**-**	6,202	2,301
Liabilities assumed	**(6,703)**	(2,543)	(7,697)
Debt issued	**(28,923)**	(24,776)	(28,606)
Cash paid for acquisitions of subsidiaries – net	**45,398**	18,149	37,368
Income taxes paid	**43,897**	51,652	47,436
Interest paid	**4,613**	2,665	971

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Three years ended December 31, 2006)

NOTE 1

General. Stewart Information Services Corporation, through its subsidiaries (collectively, the Company), is primarily engaged in the title insurance-related services business. The Company also provides real estate information services. The Company operates through a network of policy-issuing offices and agencies in the United States and international markets. Approximately 39% of consolidated title revenues for the year ended December 31, 2006 were generated in Texas, California and Florida. The operations in the international markets in which the Company does business are immaterial to its consolidated financial results.

A. Management's responsibility. The accompanying financial statements were prepared by management, which is responsible for their integrity and objectivity. The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP), including management's best judgments and estimates. Actual results could differ from estimates.

B. New significant accounting pronouncements. The Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements", effective for fiscal years ending after November 15, 2006, to address diversity in practice in quantifying financial statement misstatements and provide guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessment. The effect on the Company's consolidated financial condition or results of operations was immaterial.

The Company will adopt FIN 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109", effective January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company is in the process of evaluating the impact that FIN 48 will have on its consolidated financial statements. The Company does not expect the adoption of FIN 48 to have a material impact on its consolidated financial statements.

In September 2006, SFAS No. 157, "Fair Value Measurements", was issued with an effective date of January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosure about fair value measurements. The Company is in the process of evaluating the impact that SFAS 157 will have on its consolidated financial statements.

C. Reclassifications. Certain prior year amounts in these consolidated financial statements have been reclassified for comparative purposes. Net earnings and stockholders' equity, as previously reported, were not affected.

D. Consolidation. The consolidated financial statements include all subsidiaries in which the Company owns more than 50% voting rights in electing directors and variable interest entities when required by FIN 46(R). Unconsolidated investees, in which the Company typically owns 20% through 50% of the equity, are accounted for by the equity method. All significant intercompany amounts and transactions are eliminated and provisions are made for minority interests.

E. Statutory accounting. Stewart Title Guaranty Company (Guaranty) and other title insurance underwriters owned by the Company prepare financial statements in accordance with statutory accounting practices prescribed or permitted by regulatory authorities.

In conforming the statutory financial statements to GAAP, the statutory premium reserve and the reserve for reported title losses are eliminated and, in substitution, amounts are established for estimated title losses (Note 1G). The net effect, after providing for income taxes, is included in consolidated earnings.

F. Revenue recognition. Operating revenues from direct title operations are considered earned at the time of the closing of the related real estate transaction. The Company recognizes premium revenues on title insurance policies written by independent agencies (agencies) when the policies are reported to the Company. In addition, where reasonable estimates can be made, the Company also accrues for policies issued but not reported until after period end. The Company believes that reasonable estimates can be made when recent and consistent policy issuance information is available. Estimates are based on historical reporting patterns and other information obtained about agencies, as well as current trends in direct operations and in the title industry. In this accrual, future transactions are not being accrued. The Company is estimating revenues on policies that have already been issued by agencies but not yet reported to or received by the Company. The Company has consistently followed the same basic method of estimating unreported policy revenues for more than 10 years.

Revenues from real estate information services are generally considered earned at the time the service is performed or the work product is delivered to the customer.

G. Title losses and related claims. Estimating future title loss payments is difficult because of the complex nature of title claims, the length of time over which claims are paid, the significantly varying dollar amounts of individual claims and other factors.

The Company's liability for estimated title losses comprises both known claims and claims expected to be reported in the future. The amount of the reserve represents the aggregate future payments (net of recoveries) that are expected to be incurred on policy and escrow losses and in costs to settle claims. Large losses are individually evaluated. Provisions are charged to income in the same year the related premium revenues are recognized. The Company bases the estimates on reported claims, historical loss experience, title industry averages and the current legal and economic environment.

The Company's estimated liability for future loss payments is regularly reviewed for adequacy and adjusted as appropriate. Independent consulting actuaries also review the adequacy of the liability on an annual basis. In accordance with industry practice, the amounts have not been discounted to their present values.

H. Cash equivalents. Cash equivalents are highly liquid investments with insignificant interest rate risks and maturities of three months or less at the time of acquisition.

I. Short-term investments. Short-term investments comprise time deposits with banks, federal government obligations, money market accounts and other investments maturing in less than one year.

J. Investments. The investment portfolio is classified as available-for-sale. Realized gains and losses on sales of investments are determined using the specific identification method. Net unrealized gains and losses on securities, net of applicable deferred taxes, are included as a component of other comprehensive earnings within stockholders' equity. At the time unrealized gains and losses become realized, these realized gains or losses are reclassified from accumulated other comprehensive earnings using the specific identification method. Any other-than-temporary declines in market values of securities are charged to earnings.

K. Property and equipment. Depreciation is computed principally using the straight-line method at the following rates: buildings – 30 to 40 years and furniture and equipment – 3 to 10 years. Maintenance and repairs are expensed as incurred while improvements are capitalized. Gains and losses are recognized at disposal.

L. Title plants. Title plants include compilations of a county's official land records, prior examination files, copies of prior title policies, maps and related materials that are geographically indexed to a specific property. The costs of acquiring existing title plants and creating new ones, prior to the time such plants are placed in operation, are capitalized. Such costs are not amortized since there is no indication of any loss of value. The costs of maintaining and operating title plants are expensed as incurred. Gains and losses on sales of copies of title plants or interests in title plants are recognized at the time of sale.

M. Goodwill. Goodwill is the excess of the purchase price over the fair value of net assets acquired. Goodwill is not amortized but is reviewed no less than annually and, if determined to be impaired, is expensed to current operations.

N. Acquired intangibles. Intangible assets are comprised mainly of non-compete and underwriting agreements and are amortized on a straight-line basis over their estimated lives, which are primarily 3 to 10 years.

O. Other long-lived assets. The Company reviews the carrying values of title plants and other long-lived assets if certain events occur that may indicate impairment. An impairment of these long-lived assets is indicated when projected undiscounted cash flows over the estimated lives of the assets are less than carrying values. If impairment is determined by management, the recorded amounts are written down to fair values by calculating the discounted values of projected cash flows.

P. Fair values. The fair values of financial instruments, including cash and cash equivalents, short-term investments, notes receivable, notes payable and accounts payable, are determined by references to various market data and other valuation techniques, as appropriate. The fair values of these financial instruments approximate their carrying values. Investments in debt and equity securities are carried at their fair values (Note 4).

Q. Derivatives and hedging. The Company does not invest in hedging or derivative instruments.

R. Leases. The Company recognizes minimum rental payments under noncancelable operating leases, which expire over the next 10 years, on the straight-line basis over the terms of the leases, including provisions for any free rent periods or escalating lease payments.

S. Income taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the tax bases and the book carrying values of certain assets and liabilities. Valuation allowances are provided as may be appropriate. Enacted tax rates are used in calculating amounts.

T. Stock option plans. The Company combined its two stock option plans into a single plan in April 2005. Effective January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment", using the modified prospective method under which share-based compensation expense is recognized for new share-based awards granted and any outstanding awards that are modified, repurchased or cancelled. Compensation expense is estimated using the Black-Scholes Model. All options expire 10 years from the date of grant and are granted at the closing market price of the Company's Common Stock on the date of grant. All options are immediately exercisable, and therefore, there are no unvested awards.

Prior to the adoption of SFAS No. 123(R), the Company applied the intrinsic value method of APB No. 25, "Accounting for Stock Issued to Employees", and related Interpretations in accounting for its plans. Accordingly, no stock-based employee compensation expense was reflected in net earnings, as all options granted had an exercise price equal to the market value of the Common Stock on the date of grant (Note 13).

NOTE 2

Restrictions on cash and investments. Statutory reserve funds of $490,540,000 and $449,475,000 and short-term investments of $53,613,000 and $47,804,000 at December 31, 2006 and 2005, respectively, were maintained to comply with legal requirements for statutory premium reserves and state deposits. These funds are not available for any other purpose.

A substantial majority of consolidated investments and cash at each year end was held by the Company's title insurer subsidiaries. Generally, the types of investments a title insurer can make are subject to legal restrictions. Furthermore, the transfer of funds by a title insurer to its parent or subsidiary operations, as well as other related party transactions, are restricted by law and generally require the approval of state insurance authorities.

NOTE 3

Dividend restrictions. Substantially all of the consolidated retained earnings at each year end were represented by Guaranty, which owns directly or indirectly substantially all of the subsidiaries included in the consolidation.

Guaranty cannot pay a dividend in excess of certain limits without the approval of the Texas Insurance Commissioner. The maximum dividend that can be paid without such approval in 2007 is $101,702,000. Guaranty declared dividends of $13,000,000, $31,000,000 and $21,615,000 in 2006, 2005 and 2004, respectively.

Dividends from Guaranty are also voluntarily restricted primarily to maintain statutory surplus and liquidity at competitive levels. The ability of a title insurer to pay claims can significantly affect the decision of lenders and other customers when buying a policy from a particular insurer.

Surplus as regards policyholders for Guaranty was $508,509,000 and $488,193,000 at December 31, 2006 and 2005, respectively. Statutory net income for Guaranty was $36,905,000, $56,449,000 and $26,609,000 in 2006, 2005 and 2004, respectively.

NOTE 4

Investments. The amortized costs and fair values of debt and equity securities at December 31 follow:

	2006		2005	
	Amortized costs	**Fair values**	Amortized costs	Fair values
	($000 omitted)			
Debt securities:				
Municipal	**224,270**	**224,713**	211,066	211,895
Corporate and utilities	**144,504**	**144,399**	159,715	161,002
U.S. Government	**45,929**	**45,332**	41,339	40,601
Foreign	**117,488**	**117,885**	94,185	95,093
Mortgage-backed	**228**	**200**	310	281
Equity securities	**31,139**	**36,260**	24,736	26,405
	563,558	**568,789**	531,351	535,277

Gross unrealized gains and losses at December 31 were:

	2006		2005	
	Gains	**Losses**	Gains	Losses
	($000 omitted)			
Debt securities:				
Municipal	**1,783**	**1,340**	2,253	1,424
Corporate and utilities	**1,928**	**2,033**	3,119	1,832
U.S. Government	**72**	**669**	91	829
Foreign	**1,346**	**949**	1,615	707
Mortgage-backed	**-**	**28**	1	30
Equity securities	**5,596**	**475**	2,164	495
	10,725	**5,494**	9,243	5,317

Gross unrealized losses on investments and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006 were:

	Less than 12 months		More than 12 months		Total	
	Loss	Fair values	Loss	Fair values	Loss	Fair values
	($000 omitted)					
Debt securities:						
Municipal	198	29,754	1,142	80,376	1,340	110,130
Corporate and utilities	229	22,263	1,804	70,281	2,033	92,544
U.S. Government	13	9,357	656	29,299	669	38,656
Foreign	254	25,360	695	42,388	949	67,748
Mortgage-backed	-	-	28	200	28	200
Equity securities	430	4,492	45	464	475	4,956
	1,124	91,226	4,370	223,008	5,494	314,234

Of the unrealized losses of $5,317,000 at December 31, 2005, the investments that have been in a loss position in excess of 12 months aggregated $2,897,000, and were comprised primarily of corporate bonds, municipal debt and U.S. Government bonds. The unrealized loss positions were caused by normal market fluctuations. The number of investments in unrealized loss positions was 352 and 294 at December 31, 2006 and 2005, respectively. Since the Company has the intent and ability to either hold its debt securities until maturity or until there is a market price recovery, and no significant credit risk is deemed to exist, the investments are not considered other-than-temporarily impaired.

Debt securities at December 31, 2006 mature, according to their contractual terms, as follows (actual maturities may differ because of call or prepayment rights):

	Amortized costs	Fair values
	($000 omitted)	
In one year or less	58,162	57,903
After one year through five years	234,826	233,762
After five years through ten years	204,085	204,231
After ten years	35,118	36,433
Mortgage-backed securities	228	200
	532,419	532,529

The Company believes its investment portfolio is diversified and expects no material loss to result from the failure to perform by issuers of the debt securities it holds. Investments made by the Company are not collateralized. The mortgage-backed securities are insured by U.S. Government-sponsored entities.

NOTE 5

Investment income. Income from investments and gross realized investment and other gains and losses for the three years follow:

	2006	2005	2004
		($000 omitted)	
Income:			
Debt securities	**22,505**	20,185	18,555
Short-term investments, cash equivalents and other	**12,408**	8,942	3,959
	34,913	29,127	22,514
Realized gains and losses:			
Gains	**6,837**	7,464	3,582
Losses	**(2,110)**	(2,498)	(483)
	4,727	4,966	3,099

The sales of investments resulted in proceeds of $72,659,000 in 2006, $49,383,000 in 2005 and $55,259,000 in 2004.

Expenses assignable to investment income were insignificant. There were no significant investments at December 31, 2006 that did not produce income during the year.

NOTE 6

Income taxes. Deferred income taxes at December 31, 2006 and 2005 were as follows:

	2006	2005
	($000 omitted)	
Deferred tax assets:		
Accruals not currently deductible:		
Deferred compensation	**5,398**	4,389
Deferred rent	**2,701**	1,786
Litigation reserves	**1,716**	576
Other	**2,309**	2,218
Allowance for uncollectible amounts	**2,051**	1,892
Book over tax depreciation – fixed assets	**1,976**	791
Book investment impairments	**1,245**	1,245
Investments in partnerships	**1,820**	1,720
Net operating loss carryforwards	**465**	590
Other	**202**	520
	19,883	15,727
Less valuation allowance	**(61)**	(104)
	19,822	15,623
Deferred tax liabilities:		
Tax over book title loss provisions	**(21,618)**	(22,469)
Unrealized gains on investments	**(1,830)**	(1,374)
Tax over book amortization – goodwill and other intangibles	**(3,410)**	(1,769)
Cash surrender value of insurance policies	**(3,231)**	(2,452)
Foreign translation adjustment	**(2,510)**	(1,657)
Other	**(1,362)**	(1,686)
	(33,961)	(31,407)
Net deferred income taxes	**(14,139)**	(15,784)

The valuation allowance relates to net operating loss carryforwards. Deferred tax (benefit) expense was ($4,232,000), ($9,158,000) and $7,391,000 in 2006, 2005 and 2004, respectively. Management believes it is more likely than not that future earnings will be sufficient to permit the Company to realize its remaining deferred tax assets.

The following reconciles federal income taxes computed at the statutory rate with income taxes as reported.

	2006	2005	2004
		($000 omitted)	
Expected income taxes at 35%	**23,204**	50,937	46,625
State income taxes – net of federal tax benefit	**1,786**	3,094	2,708
Tax-exempt interest	**(4,638)**	(2,311)	(2,205)
Meals and entertainment	**2,748**	2,108	2,098
Minority interests – corporate investees	**1,593**	2,505	1,485
Dividends received deductions on investments	**(2,125)**	(1,197)	(1,082)
Other – net	**477**	1,632	1,067
Income taxes	**23,045**	56,768	50,696
Effective income tax rates (%)[1]	**34.8**	39.0	38.1

[1] Calculated using earnings before taxes and after minority interests.

The Company had federal income taxes receivable of approximately $9,285,000 at December 31, 2006 and federal income taxes payable of approximately of $11,860,000 at December 31, 2005. The Company had state income taxes payable of approximately $1,960,000 and $213,000 at December 31, 2006 and 2005, respectively.

NOTE 7

Goodwill and acquired intangibles. A summary of goodwill follows:

	Title	REI	Total
		($000 omitted)	
Balances at December 31, 2003	69,167	9,917	79,084
Acquisitions	45,552	-	45,552
Balances at December 31, 2004	114,719	9,917	124,636
Acquisitions	25,188	4,920	30,108
Other	880	-	880
Balances at December 31, 2005	140,787	14,837	155,624
Acquisitions	40,108	8,570	48,678
Balances at December 31, 2006	**180,895**	**23,407**	**204,302**

Amortization expense for acquired intangibles was $5,315,000, $4,122,000 and $2,103,000 in 2006, 2005 and 2004, respectively. Accumulated amortization of intangibles was $11,765,000 and $6,450,000 at December 31, 2006 and 2005, respectively. In each of the years 2007 through 2011, the estimated amortization expense will be less than $5,900,000.

NOTE 8

Equity investees. Certain summarized aggregate financial information for equity investees follows:

	2006	2005	2004
		($000 omitted)	
For the year:			
Revenues	**77,286**	90,724	86,979
Net earnings	**12,195**	19,097	17,391
At December 31:			
Total assets	**30,954**	27,571	
Notes payable	**1,280**	160	
Stockholders' equity	**23,040**	22,158	

Net premium revenues earned from policies issued by equity investees were approximately $10,747,000, $11,476,000 and $9,554,000 in 2006, 2005 and 2004, respectively. Earnings related to equity investees (in which the Company typically owns 20% through 50% of the equity) were $4,340,000, $6,992,000 and $6,776,000 in 2006, 2005 and 2004, respectively. These amounts are included in title insurance – direct operations in the consolidated statements of earnings, retained earnings and comprehensive earnings.

Goodwill related to equity investees was $9,420,000 and $8,681,000 at December 31, 2006 and 2005, respectively, and these balances are included in investments in investees in the consolidated balance sheets. Equity investments, including the related goodwill balances, will continue to be reviewed for impairment (Note 1M).

NOTE 9

Notes payable.

	2006	2005
	($000 omitted)	
Banks – primarily unsecured and at rates ranging from LIBOR[1] plus 0.50% to LIBOR[1] plus 0.75%, varying payments	**101,674**	86,294
Other than banks	**7,875**	2,119
	109,549	88,413

[1] 5.33% and 4.39% at December 31, 2006 and 2005, respectively.

In December 2005, the Company executed an agreement with a bank for a $31,156,000 loan bearing interest at a fixed interest rate of 5.97% per annum. Approximately $15,788,000 of the proceeds represented the conversion of existing debt with the bank from variable interest rate loans to the fixed interest rate. Other than the conversion of the interest rates, the terms of the existing debt remain unchanged. The remaining amount has a five-year term and was used to retire outstanding variable interest rate loans and to fund acquisitions. The total outstanding balance at December 31, 2006 under this agreement was $27,269,000. The loan requires that the Company maintain certain liquidity ratios (excluding estimated title losses and contingent liabilities referred to in Note 17) throughout the term of the agreement. The Company was in compliance with these liquidity ratios at December 31, 2006 and 2005.

Principal payments on the notes are due in the amounts of $17,080,000 in 2007, $18,956,000 in 2008, $22,481,000 in 2009, $31,878,000 in 2010, $17,544,000 in 2011 and $1,610,000 subsequent to 2011.

At December 31, 2006 and 2005, the Company had unused lines of credit of approximately $8,486,000 and $2,577,000, respectively, which were subject to the same terms and interest rate range as noted above for notes payable to banks.

NOTE 10

Estimated title losses. Provisions accrued, payments made and liability balances for the three years follow:

	2006	2005	2004
		($000 omitted)	
Balances at January 1	**346,704**	300,749	268,089
Provisions	**141,557**	128,102	100,841
Payments	**(106,589)**	(82,162)	(68,408)
Reserve balances acquired	**2,724**	15	227
Balances at December 31	**384,396**	346,704	300,749

Provisions include amounts related to the current year of approximately $141,370,000, $127,999,000 and $100,611,000 for 2006, 2005 and 2004, respectively. Payments related to the current year, including escrow and other loss payments, were approximately $25,279,000, $26,619,000 and $18,220,000 in 2006, 2005 and 2004, respectively.

NOTE 11

Common Stock and Class B Common Stock. Holders of Common and Class B Common Stock have the same rights except no cash dividends may be paid on Class B Common Stock. The two classes of stock vote separately when electing directors and on any amendment to the Company's certificate of incorporation that affects the two classes unequally.

A provision of the by-laws requires an affirmative vote of at least two-thirds of the directors to elect officers or to approve any proposal that may come before the directors. This provision cannot be changed without a majority vote of each class of stock.

Holders of Class B Common Stock may, with no cumulative voting rights, elect four directors if 1,050,000 or more shares of Class B Common Stock are outstanding; three directors if between 600,000 and 1,050,000 shares are outstanding; and none if less than 600,000 shares of Class B Common Stock are outstanding. Holders of Common Stock, with cumulative voting rights, elect the balance of the nine directors.

Class B Common Stock may, at any time, be converted by its stockholders into Common Stock on a share-for-share basis, although the holders of Class B Common Stock have agreed among themselves not to convert their stock. The agreement may be extended or terminated by them at any time. Such conversion is mandatory on any transfer to a person not a lineal descendant (or spouse, trustee, etc. of such descendant) of William H. Stewart.

At December 31, 2006 and 2005, there were 145,820 shares of Common Stock held by a subsidiary of the Company. These shares are considered retired but may be issued from time to time in lieu of new shares.

NOTE 12

Changes in stockholders' equity.

	Common and Class B Common Stock	Additional paid-in capital	Accumulated other comprehensive earnings	Treasury stock
		($000 omitted)		
Balances at December 31, 2003	18,352	122,816	15,019	(3,905)
Stock bonuses and other	31	1,170	-	-
Exercise of stock options	63	1,221	-	-
Tax benefit of options exercised	-	482	-	-
Net change in unrealized gains and losses	-	-	(737)	-
Net realized gain reclassification	-	-	(1,600)	-
Foreign currency translation	-	-	1,106	-
Balances at December 31, 2004	18,446	125,689	13,788	(3,905)
Stock bonuses and other	21	817	-	-
Exercise of stock options	13	360	-	-
Tax benefit of options exercised	-	21	-	-
Net change in unrealized gains and losses	-	-	(5,403)	-
Net realized gain reclassification	-	-	(1,795)	-
Foreign currency translation	-	-	(962)	-
Common stock repurchased	-	-	-	(9)
Balances at December 31, 2005	18,480	126,887	5,628	(3,914)
Stock bonuses and other	35	1,930	-	-
Exercise of stock options	42	809	-	-
Tax benefit of options exercised	-	334	-	-
Net change in unrealized gains and losses	-	-	(86)	-
Net realized loss reclassification	-	-	934	-
Foreign currency translation	-	-	1,585	-
Balances at December 31, 2006	**18,557**	**129,960**	**8,061**	**(3,914)**

NOTE 13

Stock option plans. A summary of the status of the Company's stock option plans follows:

	Shares	Exercise prices ($)[1]
December 31, 2003	342,978	18.75
Granted	92,100	42.97
Exercised	(62,600)	20.50
December 31, 2004	372,478	24.44
Granted	90,600	41.35
Exercised	(13,444)	27.76
December 31, 2005	449,634	27.75
Granted	26,000	38.01
Exercised	(42,278)	20.13
December 31, 2006	**433,356**	**29.11**

[1] Weighted averages

The weighted-average grant-date fair values of options granted during the years 2006, 2005 and 2004 were $16.32, $20.14 and $19.44, respectively.

During the year ended December 31, 2006, the Company recognized compensation expense related to options granted of $0.4 million based on a fair value per option of $16.32. Under SFAS No. 123(R), compensation expense is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes Model. The Company assumed a dividend yield of 2.0%, an expected life of seven years, an expected volatility of 35.1% and a risk-free interest rate of 8.0%.

At December 31, 2006, the weighted-average remaining contractual life of options outstanding was 5.7 years and the aggregate intrinsic value was $6.2 million. During the year ended December 31, 2006, the aggregate intrinsic value of options exercised was $1.2 million and the Company recognized a tax benefit of $0.3 million related to these exercised options.

Had compensation expense for the years ended December 31, 2005 and 2004 been determined consistent with SFAS No. 123(R), the fair value of the employees' purchase rights would have been estimated using the Black-Scholes Model assuming a dividend yield of 1.0% to 1.4%, an expected life of 10 years, an expected volatility of 34.5% to 34.9% and a risk-free interest rate of 4.0% to 6.0%. The effect on the Company's net earnings and earnings per share for the years ended December 31, 2005 and 2004 would have been reduced to the pro forma amounts below (in thousands of dollars, except per share amounts):

	2005	2004
	($000 omitted)	
Net earnings:		
As reported	88,765	82,518
Stock-based employee compensation determined under the fair value method, net of taxes	(1,186)	(1,164)
Pro forma	87,579	81,354
Earnings per share:		
Net earnings – basic	4.89	4.56
Pro forma – basic	4.83	4.50
Net earnings – diluted	4.86	4.53
Pro forma – diluted	4.80	4.47

NOTE 14

Earnings per share. The Company's basic earnings per share was calculated by dividing net earnings by the weighted-average number of shares of Common Stock and Class B Common Stock outstanding during the reporting period.

To calculate diluted earnings per share, the number of shares determined above was increased by assuming the issuance of all dilutive shares during the same reporting period. The treasury stock method was used to calculate the additional number of shares. The only potentially dilutive effect on earnings per share for the Company relates to its stock option plans. In calculating the effect of the options and determining diluted earnings per share, the weighted-average number of shares used in calculating basic earnings per share was increased by 90,000 in 2006, 112,000 in 2005 and 102,000 in 2004.

Options to purchase 133,000, 67,000 and 67,000 shares were excluded from the computation of diluted earnings per share in 2006, 2005 and 2004, respectively. These options were considered anti-dilutive since the exercise prices of the options were greater than the weighted-average market values of the shares for the periods.

NOTE 15

Reinsurance. As is industry practice, on certain transactions the Company cedes risks to other title insurance underwriters and reinsurers. However, the Company remains liable if the reinsurer should fail to meet its obligations. The Company also assumes risks from other underwriters. Payments and recoveries on reinsured losses were insignificant during the three years ended December 31, 2006. The total amount of premiums for assumed and ceded risks was less than 1% of consolidated title revenues in each of the last three years.

NOTE 16

Leases. Rent expense was $66,052,000 in 2006, $64,698,000 in 2005 and $52,697,000 in 2004. The future minimum lease payments are summarized as follows (stated in thousands of dollars):

2007	55,192
2008	46,268
2009	34,912
2010	24,947
2011	18,391
2012 and after	58,330
	238,040

NOTE 17

Contingent liabilities and commitments. The Company routinely holds funds in segregated escrow accounts pending the closing of real estate transactions. This resulted in a contingent liability to the Company of approximately $1,514,429,000 at December 31, 2006. The Company realizes economic benefits from certain commercial banks holding escrow deposits. The escrow funds are not invested under, and do not collateralize, the arrangements with the banks. Under these arrangements, there were no outstanding balances or liabilities at December 31, 2006 and 2005.

The Company is a qualified intermediary in tax-deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code. The Company holds the proceeds from these transactions until a qualifying exchange can occur. This resulted in a contingent liability to the Company of approximately $1,189,406,000 at December 31, 2006.

As is industry practice, these escrow and Section 1031 accounts are not included in the consolidated balance sheets.

In addition, the Company is contingently liable for disbursements of escrow funds held by agencies in those cases where specific insured closing guarantees have been issued.

At December 31, 2006, the Company was contingently liable for guarantees of indebtedness owed primarily to banks and others by certain third parties. The guarantees relate primarily to business expansion and expire no later than 2019. At December 31, 2006, the maximum potential future payments on the guarantees amounted to $7,275,000. Management believes that the related underlying assets and available collateral, primarily corporate stock and title plants, would enable the Company to recover amounts paid under the guarantees. The Company believes no provision for losses is needed because no loss is expected on these guarantees. The Company's accrued liability related to the non-contingent value of third-party guarantees was $306,000 at December 31, 2006.

In the ordinary course of business the Company guarantees the third-party indebtedness of certain consolidated subsidiaries. At December 31, 2006, the maximum potential future payments on the guarantees were not more than the related notes payable recorded in the consolidated balance sheets. The Company also guarantees the indebtedness related to lease obligations of certain of its consolidated subsidiaries. The maximum future obligations arising from these lease-related guarantees are not more than the Company's future minimum lease payments (Note 16). In addition, the Company has unused letters of credit amounting to $3,726,000 related primarily to workers' compensation coverage.

The Company is also subject to routine lawsuits incidental to its business, most of which involve disputed policy claims. In many of these lawsuits, the plaintiff seeks exemplary or treble damages in excess of policy limits based on the alleged malfeasance of an issuing agent. The Company does not expect that any of these proceedings will have a material adverse effect on its consolidated financial condition or results of operations. Additionally, the Company has received various other inquiries from governmental regulators concerning practices in the insurance industry. Many of these practices do not concern title insurance and the Company does not anticipate that the outcome of these inquiries will materially affect its consolidated financial condition or results of operations. Along with the other major title insurance companies, the Company is party to a number of class actions concerning the title insurance industry and believes that it has adequate reserves for these contingencies and that the likely resolution of these matters will not materially affect its consolidated financial condition or results of operations.

NOTE 18

Regulatory developments. In September 2006, the California Commissioner of Insurance alleged that some of the Company's captive reinsurance programs may have constituted improper payments for the placement or referral of title business and is seeking approximately $47 million in fines and penalties from us. Stewart believes that its reinsurance is traditional reinsurance applied to residential business, which was authorized by the Department of Housing and Urban Development in its August 1997 and 2004 letters on permissible captive reinsurance in residential transactions covered by the Real Estate Settlement and Procedures Act (RESPA). The Company has filed a notice of defense with the California Department of Insurance requesting an administrative hearing in response to its allegations. The Company believes that it has adequately reserved for this allegation and that the likely resolution will not materially affect its consolidated financial condition or results of operations.

Regulators periodically review title insurance premium rates and may seek reductions in the premium rates charged. In late 2006, the Texas Department of Insurance reduced rates by 3.2% effective February 1, 2007. The effect of this rate change is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

The rates charged by title insurance underwriters in Florida, from which the Company derives a significant portion of its revenues, are currently under review with proposals to enact premium rate decreases. The California Insurance Commissioner filed a rate reduction order that would have reduced title insurance rates in California by 26% commencing in 2009. On February 21, 2007, this rate reduction order was rejected by the California Office of Administrative Law. California's Insurance Commissioner has announced plans to submit a revised rate reduction proposal in the future. The Company believes that California law requires rates to be established competitively and not by administrative order. The Company cannot predict the outcome of these proposals and, to the extent that rate decreases are enacted in the future, its financial condition and results of operations could be materially adversely affected.

NOTE 19

Variable interest entities. The Company, in the ordinary course of business, enters into joint ventures and partnerships related to its title operations. These entities are immaterial to the Company's consolidated financial condition and results of operations individually and in the aggregate. At December 31, 2006, the Company had no material exposure to loss associated with variable interest entities to which it is a party.

NOTE 20

Segment information. The Company's two reportable segments are title and real estate information (REI). Both segments serve each other and the real estate and mortgage industries.

The title segment provides services needed to transfer the title in a real estate transaction. These services include searching, examining and closing the title to real property and insuring the condition of the title.

The REI segment primarily provides electronic delivery of data, products and services related to real estate. These products and services include title reports, flood certificates, credit reports, property appraisals, document preparation, property information reports and background checks. This segment also provides post-closing services to lenders. In addition, the REI segment provides services related to Section 1031 tax-deferred property exchanges, mapping, and construction and maintenance of title plants for county clerks, tax assessors and title agencies.

Under the Company's internal reporting system, most general corporate expenses are incurred by and charged to the title segment. Technology operating costs are also charged to the title segment, except for direct expenditures related to the REI segment. All investment income is included in the title segment as it is generated primarily from the investments of the title underwriters' operations.

	Title	REI	Total
		($000 omitted)	
2006:			
Revenues	**2,390,322**	**81,159**	**2,471,481**
Intersegment revenues	**1,066**	**3,994**	**5,060**
Depreciation and amortization	**33,973**	**3,774**	**37,747**
Earnings before taxes and minority interests	**83,234**	**1,302**	**84,536**
Identifiable assets	**1,387,365**	**70,842**	**1,458,207**
2005:			
Revenues	2,348,132	82,495	2,430,627
Intersegment revenues	1,537	3,426	4,963
Depreciation and amortization	30,129	3,825	33,954
Earnings before taxes and minority interests	154,391	10,573	164,964
Identifiable assets	1,302,949	58,202	1,361,151
2004:			
Revenues	2,107,385	68,907	2,176,292
Intersegment revenues	1,449	3,460	4,909
Depreciation and amortization	27,061	3,964	31,025
Earnings before taxes and minority interests	143,154	3,578	146,732

NOTE 21

Quarterly financial information (unaudited).

	Mar 31	June 30	Sept 30	Dec 31	Total
	($000 omitted, except per share)				
Revenues:					
2006	**539,423**	**644,729**	**641,521**	**645,808**	**2,471,481**
2005	510,962	651,079	639,442	629,144	2,430,627
Net earnings:					
2006	**2,647**	**15,710**	**14,150**	**10,745**	**43,252**
2005	10,666	37,227	31,771	9,101[1]	88,765
Earnings per share – diluted					
2006	**0.14**	**0.86**	**0.77**	**0.59**	**2.36**
2005	0.59	2.04	1.74	0.50	4.86

Note: Quarterly per share data may not sum to annual totals due to rounding.

[1] Includes additions to title loss reserves aggregating $10.5 million, which reduced net earnings by $6.8 million. Also includes charges related to the Company's accounting for leases and employee vacations of $2.8 million and $2.1 million, respectively.

Schedules and exhibits have been omitted. A complete copy of our Annual Report on Form 10-K, including these schedules and exhibits, can be viewed at www.stewart.com.

Corporate Information

Directors

Robert L. Clarke
Senior Partner
Bracewell & Giuliani LLP

Max Crisp
Executive Vice President and
Chief Financial Officer;
Secretary and Treasurer

Nita Hanks
Senior Vice President –
Employee Services
Stewart Title Guaranty Company

Paul Hobby
Managing Partner
Genesis Park, L.P.

Dr. E. Douglas Hodo
President Emeritus
Houston Baptist University

Laurie C. Moore
President
The Institute for Luxury
Home Marketing

Malcolm S. Morris
Chairman of the Board and
Co-Chief Executive Officer

Stewart Morris, Jr.
President and
Co-Chief Executive Officer

Dr. W. Arthur Porter
University Professor and Regents
Chair of Engineering
University of Oklahoma

Advisory Directors

Catherine A. Allen
Chief Executive Officer
BITS (a division of The Financial
Services Roundtable);
Chairman and Chief Executive Officer
The Santa Fe Group

Thomas G. Apel
President
Intrepid Ideas, Inc.

C. M. Hudspeth
of counsel
DeLange, Hudspeth, McConnell & Tibbets, LLP
Attorneys at Law

The Honorable Frank Keating
President and Chief Executive Officer
The American Council of Life Insurers;
Former Governor of Oklahoma

Stewart Morris
Chairman of the Executive Committee
Stewart Title Company

Officers

Malcolm S. Morris
Chairman of the Board and
Co-Chief Executive Officer

Stewart Morris, Jr.
President and
Co-Chief Executive Officer

Max Crisp
Executive Vice President and
Chief Financial Officer;
Secretary and Treasurer

E. Ashley Smith
Executive Vice President –
General Counsel

Matthew W. Morris
Senior Vice President

Transfer Agent

Mellon Investor Services LLC
480 Washington Blvd.
Jersey City, NJ 07310
888-478-2392
www.melloninvestor.com/isd

Independent Registered Public Accounting Firm

KPMG LLP
700 Louisiana
Houston, Texas 77002

Investor Contact

Investor Relations
Ted C. Jones, Ph.D.
800-729-1900
www.stewart.com

Additional copies of this annual report and copies of the Form 10-K filed with the Securities and Exchan[illegible] Commission are available, without charge, upon written request.

The CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act were filed as exhibits to our Form 10-K filed in 2007. Stewart Information Services Corporation submitted a Section 303A.12(a) CEO Certification to the New York Stock Exchange in 200[illegible]

Credits

Design
Pixel Creative Group

Photography
Ed McDonald

Writing
CJ Yeoman

stewart®


SANCTITY OF CONTRACT

1980 Post Oak Boulevard
Houston, Texas 77056
www.stewart.com

END